ANNEX A
to EDGAR Correspondence
filed April 14, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 2)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2013

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File No. **000-52892**

Sara Creek Gold Corp.
(Exact name of registrant as specified in its charter)

Nevada	**98-0511130**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7582 Las Vegas Boulevard South #247 **Las Vegas, Nevada**	**89123**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(702) 664-1246**

Securities registered pursuant to Section 12(b) of the Securities Act: **None**

Securities registered pursuant to Section 12(g) of the Securities Act:
Common Stock, $0.001 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.
☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☒ Yes ☐ No (Not required)

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐
Non-accelerated filer ☐   Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

As of February 28, 2013, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $1,452,297, based on the closing sales price of the registrant's common stock as reported on the OTCQB market on such date. This calculation does not reflect a determination that persons are affiliates for any other purposes.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: **25,961,983 shares of common stock as of November 12, 2013.**

EXPLANATORY NOTE

Reference is made to our Annual Report on Form 10-K for the fiscal year ended August 31, 2013 (the "Initial Form 10-K"), as amended by Amendment No. 1 on Form 10-K/A ("Amendment No. 1"), which were filed with the U.S. Securities and Exchange Commission ("SEC") on November 27, 2013 and January 16, 2014, respectively (the "Original Form 10-K"). The purpose of this Amendment No. 2 on Form 10-K/A ("Amendment No. 2") is to amend and restate the Original 10-K to make certain technical corrections and to revise certain disclosures in response to comments received from the Staff of the SEC as follows:

- In the Original Form 10-K, the Report of Independent Registered Public Accounting Firm was filed separately as Amendment No. 1 on Form 10-K/A, apart from the financial statements and other disclosures contained in the Initial Form 10-K. This Amendment No. 2 includes the financial statements, the Report of Independent Registered Public Accounting Firm and all other Form 10-K required disclosures in a single filing.

- Attached as Exhibit 31 to this Amendment No. 2 is an updated and revised certification of our Chief Executive and Financial Officer that includes all language required by Item 601(b)(31) of Regulation S-K.

- The Report of Independent Registered Public Accounting Firm under Item 8 of this Amendment No. 2 has been revised to include an opinion for all required financial statements.

- Attached as Exhibit 99.1 to this Amendment No. 2 is the reserve report of Chapman Petroleum Engineering Ltd.

- We have revised our disclosures on pages 5 and 24-25 concerning our option to acquire Hawker Energy LLC and certain potential follow-on transactions whereby the sellers of Hawker Energy LLC may be entitled to receive additional shares of our common stock.

Except as described above, the disclosures in this Amendment No. 2 (including, without limitation, the financial statements set forth in this Amendment No. 2) and the exhibits filed herewith are unchanged from the Original Form 10-K. This Amendment No. 2 does not reflect events occurring after the filing of the Initial Form 10-K on November 27, 2013 and, except as described above, no attempt has been made in this Amendment No. 2 to modify or update other disclosures as presented in the Initial Form 10-K. Accordingly, this Amendment No. 2 should be read in conjunction with the our filings with the SEC subsequent to the filing of the Initial Form 10-K.

FORWARD-LOOKING STATEMENTS

This annual report on Form 10-K contains "forward-looking statements" relating to the registrant which represent the registrant's current expectations or beliefs including, statements concerning registrant's operations, performance, financial condition and growth. For this purpose, any statement contained in this annual report on Form 10-K that are not statements of historical fact are forward-looking statements. Without limiting the generality of the foregoing, words such as "may", "anticipation", "intend", "could", "estimate", or "continue" or the negative or other comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, such as ability of registrant to pursue its business plan and commence operations. Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, actual outcomes and results could differ materially from those indicated in the forward-looking statements. We are in the exploration stage of our business and have not generated any revenues from operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the implementation of our plan of operations, and possible cost overruns due to price and cost increases.

Throughout this annual report references to “we”, “our”, “us”, “Sara Creek”, “the Company”, and similar terms refer to Sara Creek Gold Corp.

SARA CREEK GOLD CORP.
FOR THE FISCAL YEAR ENDED
AUGUST 31, 2013

INDEX TO FORM 10-K

3

PART I

Item 1   Business

Organizational History

Sara Creek Gold Corp. ("we", "our", "us", "Sara Creek" or "the Company") was incorporated under the laws of the State of Nevada on June 12, 2006, under the name of Uventus Technologies Corp. On September 23, 2009, we merged with our wholly owned subsidiary and changed our name to Sara Creek Gold Corp.

Overview

We are in the oil and gas exploitation business and our goal is to acquire and develop mature leases, interests and other rights to oil and gas producing properties with proven undeveloped potential.

Fiscal Year ended August 31, 2013

On July 18, 2013, we acquired the rights to a 2.5% working interest in the DF#15 well in the Sawtelle Field (the "Well") effective as of June 30, 2013. The Well produces oil and is currently drilled pursuant to an oil and gas lease held by a third party, Breitburn Energy Company LLP.

The Sawtelle Field is located in west Los Angeles and was discovered in August 1965. The field is one of a series of oil accumulations in the "urban trend" at the extreme north end of the Los Angeles basin. Two separate hydrocarbon traps occur in the field, and both result from the Santa Monica fault. Reservoir engineering studies indicate primary depletion will permit the recovery of 18.8 % of original oil in place.

Recent Business Developments Subsequent to August 31, 2013

ACQUISITION OF SCNRG

On October 25, 2013, we acquired SCNRG, LLC, a California limited liability company ("SCNRG") in exchange for 14 million shares of our Common Stock. As a result of the acquisition, SCNRG has become a wholly-owned subsidiary of us.

SCNRG owns a two-thirds interest in an oil producing property known as the DEEP Lease. SCNRG holds an option to purchase the remaining one-third interest in the DEEP Lease prior to December 31, 2013 for an aggregate price of $325,000.

The DEEP Lease consists of 40 acres of land including both surface and mineral rights located within the Midway-Sunset oil field. Midway-Sunset is a very large oil field in Kern County, San Joaquin Valley, California. Discovered in 1894, and having a cumulative production of close to 3 billion barrels of oil through the end of 2006, it is the largest oil field in California and the third largest in the United States. Wells drilled in the Midway-Sunset oil field produce primarily 13° to 15° API gravity oil from numerous productive semi-consolidated Miocene sands, ranging in depth from 1,400' to approximately 3,500'. The productive intervals in the DEEP Lease are the Monarch sand at about 1,600', and the Top Oil sand at about 1,450'. Both sands are characterized with above-average permeability (.5 Darcy to 2 Darcies) and porosity (25% to 35%), and low water saturation (under 35%). The net Top Oil thickness averages about 35', and the Monarch thickness averages about 80'.

Oil production on the DEEP Lease is subject to a 20.9% overriding royalty interest, and SCNRG bears its 66.67% share of this amount. In addition, there is a terminating Net Profits Interest ("NPI") on the DEEP Lease. The NPI calls for 40% of the net cash flow to be paid each month to the owner of the NPI, with a minimum monthly payment of $2,978 (SCNRG's share is 66.67%), until a specific total has been paid. The discounted present value of the NPI is shown as a liability on SCNRG's financial statements in the amount of approximately $125,000 at August 31, 2013.

Net oil sales to our account (after royalties) from the current three producing wells averaged 2.2 barrels per day for the twelve months ended August 31, 2013, and realized $95 per barrel before royalties to produce net revenues of $81,000 after royalties. The property has development potential both from the existing wellbores, together with twelve additional well locations.

HAWKER OPTION

On October 15, 2013, we entered into an option agreement (the "Agreement") with Darren Katic and Charles Moore (collectively the "Sellers") whereby we obtained the option ("Option") to acquire all of the membership interests in Hawker Energy, LLC, a California limited liability company ("Hawker"). On November 20, 2013, we amended and restated the Agreement with Sellers to (a) extend the term of the option, (b) revise the option consideration payable upon consummation of certain transactions described in the Agreement and (c) provide for additional option consideration in the event of the consummation of certain transactions not previously contemplated by the parties.

Hawker is a California-based independent development-stage oil company focused on identifying and evaluating low-risk developmental opportunities in proven oil reserves in existing oil fields. Hawker is owned and managed by Darren Katic and Charles Moore who have, over the past two years, assembled an inventory of potential development opportunities (the "Potential Follow-On Transactions"). Hawker, through its wholly-owned subsidiary Punta Gorda Resources, LLC, claims developmental rights of certain mineral rights of coastal lease PRC 145.1 just offshore Ventura County in the Rincon Field and ownership rights to an associated on-shore drilling and production site. This lease is subject to 24.5% in overriding royalties, primarily to the State of California. A single active well on PRC 145.1 has historically produced between 5 and 15 barrels of oil per day (gross production before royalties). This lease has ten other non-active wells, one or more of which may be recompleted or re-drilled. All rights claimed by Hawker to PRC 145.1 are being challenged in court by the lease's operator of record -- Case No. 56-2013-00440672-CU-BC-VTA pending in Ventura County Superior Court.

Pursuant to the Agreement, as amended, the Option is exercisable until March 15, 2014 for a purchase price of 3,000,000 shares of our Common Stock, subject to increase as provided below. The Option to acquire Hawker, if exercised, is subject to the completion of certain closing conditions set forth in the Agreement.

Subject to the consummation of the acquisition of Hawker, After we exercise the Option to acquire Hawker, the Agreement also provides that Sellers may be entitled to an additional 33,000,000 shares of our Common Stock upon the following termsconsummation of Potential Follow-On Transactions as follows:

      (a)   2,000,000 shares of our Common Stock shall be issued upon our or Hawker's acquisition of California Oil Independents (or certain oil and gas interests held by it located in the Monroe Swell Field, Monterey, California);
      (b)   2,000,000 shares of our Common Stock shall be issued upon our or Hawker's acquisition of a participation in South Coast Oil – Huntington Beach (or the oil and gas interests held by it);
      (c)   5,000,000 shares of our Common Stock shall be issued upon our or Hawker's acquisition of the Midway-Sunset Lease oil and gas interests held by Christian Hall (or affiliates);
      (d)   10,000,000 shares of our Common Stock shall be issued upon our or Hawker's acquisition TEG Oil & Gas, Inc. (or certain oil and gas interests held by it located in the Tapia Field, Los Angeles County, California);
      (e)   7,000,000 shares of our Common Stock shall be issued upon the conveyance to us or Hawker of certain assets and rights regarding PRC 145.1 Lease held by Rincon Island Limited Partnership or settlement in lieu of such conveyance; and
      (f)   7,000,000 shares of our Common Stock shall be issued upon the conveyance to us or Hawker of certain mineral rights regarding PRC 427 Lease held by ExxonMobil.

The Potential Follow-On Transactions described above are dependent on a number of variables that are not within our control and, as a result, we cannot state with a reasonable degree of certainty that any of the transactions will occur. Each of the Potential Follow-On Transactions described above, if consummated, would constitute a transaction separate and independent from our acquisition of Hawker pursuant to the Option. Any shares of our Common Stock that may be issued upon the consummation of any of the Potential Follow-On Transactions will constitute costs of completing the applicable follow-on transaction (as opposed to incremental consideration for our acquisition of Hawker).

As of November 12, 2013, Mr. Katic beneficially owned 6,000,000 shares (or 23.1%) of our outstanding Common Stock and Mr. Moore beneficially owned zero shares of our outstanding Common Stock. Assuming, for purposes of example only, that all 3,000,000 shares of our Common Stock issuable upon exercise of the Option to acquire Hawker and all 33,000,000 additional shares of our Common Stock issuable upon the consummation of Potential Follow-On Transactions were issued to Messrs. Katic and Moore and outstanding on November 12, 2013, Mr. Katic would have beneficially owned 24,000,000 shares (or 38.7%) of our outstanding Common Stock and Mr. Moore would have beneficially owned 18,000,000 shares (or 29.1%) of our outstanding Common Stock as of such date. These assumed percentage ownership figures do not consider any additional potential issuances of our common stock that may be necessary to fund such Potential Follow-on Transactions.

Employees

As of November 12, 2013, we had two officers responsible for overseeing all of our operations, neither of which receive compensation or are employees at the present time. We utilize outside contractors to assist in fulfilling certain necessary functions.

Industry Regulation

Our oil and gas operations are subject to various national, state, and local laws and regulations in the jurisdictions in which we operate. These laws and regulations may be changed in response to economic or political conditions. Matters subject to current governmental regulation or pending legislative or regulatory changes include bonding or other financial responsibility requirements to cover drilling contingencies and well plugging and abandonment costs, reports concerning our operations, the spacing of wells, unitization and pooling of properties, taxation, and the use of derivative hedging instruments. Our operations are also subject to permit requirements for the drilling of wells and regulations relating to the location of wells, the method of drilling and the casing of wells, surface use and restoration of properties on which wells are located, and the plugging and abandonment of wells. Failure to comply with the laws and regulations in effect from time to time may result in the assessment of administrative, civil, and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that could delay, limit, or prohibit certain of our operations. At various times, regulatory agencies have imposed price controls and limitations on oil and gas production. In order to conserve supplies of oil and gas, these agencies may restrict the rates of flow of oil and gas wells below actual production capacity. Further, a significant spill from one of our facilities could have a material adverse effect on our results of operations, competitive position, or financial condition. The laws of the jurisdictions in which we operate regulate, among other things, the production, handling, storage, transportation, and disposal of oil and gas, by-products from oil and gas, and other substances and materials produced or used in connection with oil and gas operations. We cannot predict the ultimate cost of compliance with these requirements or their effect on our operations.

Environmental Regulations

We are subject to stringent national, state, and local laws and regulations in the jurisdictions where we operate relating to environmental protection, including the manner in which various substances such as wastes generated in connection with oil and gas exploration, production, and transportation operations are managed. Compliance with these laws and regulations can affect the location or size of wells and facilities, prohibit or limit the extent to which exploration and development may be allowed, and require proper closure of wells and restoration of properties when production ceases. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, or criminal penalties, imposition of remedial obligations, incurrence of additional compliance costs, and even injunctions that limit or prohibit exploration and production activities or that constrain the disposal of substances generated by oil field operations.

Item 1A   Risk Factors

Not required for a smaller reporting company.

Item 1B   Unresolved Staff Comments

Not required for a smaller reporting company.

Item 2   Properties

Headquarters

As of August 31, 2013, our principal executive and administrative offices were located at 7582 Las Vegas Boulevard #247, Las Vegas, Nevada 89123. We do not have a lease agreement for the space, pay no rent, and our usage of the space could be terminated at any time.

Our plan is to move our headquarters in the near future to office space in Redondo Beach, CA, where SCNRG is located.

DEEP Lease

On October 25, 2013, we acquired SCNRG, which owns a two-thirds working interest in an oil producing property known as the DEEP Lease.

The following is information on the DEEP Lease as of August 31, 2013:

Reserves

We engaged an independent reserve engineering firm, Chapman Petroleum Engineering Ltd., to prepare a reserve estimate as of August 31, 2013. This was the first time such a reserve estimate had been prepared for SCNRG. The lead technical person at Chapman primarily responsible for the preparation of the reserve estimates is a Registered Engineer in the Province of Alberta, Canada, is a member of the Association of Professional Engineers and Geoscientists of Alberta, and has in excess of 20 years in the conduct of evaluation and engineering studies relating to oil and gas fields in Canada and around the world.

The following table summarizes SCNRG's share of the estimated quantities of proved reserves as of August 31, 2013 for the DEEP Lease based on $95.07 per barrel of oil, which represents the unweighted arithmetic average of the first-day-of-the month oil prices (being Plains Marketing LP Kern River Area posting, less contracted differential and average gravity adjustment realized by SCNRG) during the twelve-month period prior to August 31, 2013.

Summary of Estimated Proved Oil Reserves
as of August 31, 2013

Proved Reserves Category	Net STB (1)(2)	PV10 (before tax)
Proved, Developed Producing	1,900	$ 57,000
Proved, Undeveloped	176,600	3,227,000
Total Proved	178,500	$ 3,284,000

(1) STB = one stock-tank barrel.
(2) Net STB is based upon SCNRG's net revenue interest. Net reserve or other net information is based on our 52.72 percent net working interest as of August 31, 2013, being SCNRG's 66.67% working interest less 20.92% overriding royalties. See also "Net Profits Interest" below.

The total PV10 (present value) of our proved reserves as of August 31, 2013 was approximately $3.3 million. "PV10" means the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development and abandonment costs, using prices and costs in effect at the determination date, before income taxes, and without giving effect to non-property related expenses or the Net Profits Interest, discounted to a present value using an annual discount rate of 10% in accordance with the guidelines of the U.S. Securities and Exchange Commission ("SEC"). PV10 is a non-GAAP financial measure and generally differs from the standardized measure of discounted future net cash flows, the most directly comparable GAAP financial measure, because it does not include the effects of income taxes on future net revenues.

Uncertainties are inherent in estimating quantities of proved reserves, including many factors beyond our control. Reserve engineering is a subjective process of estimating subsurface accumulations of oil that cannot be measured in an exact manner, and the accuracy of any reserves estimate is a function of the quality of available data and its interpretation. As a result, estimates by different engineers often vary, sometimes significantly. In addition, physical factors such as the results of drilling, testing, and production subsequent to the date of an estimate, as well as economic factors such as changes in product prices or development and production expenses, may require revision of such estimates. Accordingly, oil quantities ultimately recovered will vary from reserves estimates.

Neither we nor SCNRG filed any estimates of total proved net oil reserves with, or include such information in reports to any federal authority or agency during the twelve months ended August 31, 2013.

Net Production, Average Sales Price and Average Production and Lifting Costs

The table below sets forth SCNRG's net oil production (net of all overriding royalties for the twelve months ended August 31, 2013 and 2012, the average sales prices, average production costs and direct lifting costs per unit of production.

	Twelve Months Ended August 31, 2013	Twelve Months Ended August 31, 2012
Net production - oil (barrels)	796	827
Average sales price per barrel of oil	$ 94.57	$ 99.48
Average production cost (1) per barrel of oil	$ 94.27	$ 73.32
Average lifting costs (2) per barrel of oil	$ 72.55	$ 51.59

(1) Production costs include all operating expenses, depreciation, depletion and amortization, lease operating expenses and all associated taxes.

(2) Direct lifting costs do not include depreciation, depletion and amortization.

Active Wells, Acreage, Drilling Activity, Present Activity and Delivery Commitments

At August 31, 2013, there were three gross wells (2.0 net wells) that were actively producing oil and one gross well (0.7 net well) injecting water in which SCNRG owned an interest as of August 31, 2013.

At August 31, 2013, SCNRG's acreage was as follows:

Project Name	Developed Acreage		Undeveloped Acreage		Total Acreage	
	Gross	Net	Gross	Net	Gross	Net
Total	7.5	5.0	32.5	21.7	40.0	26.7

Gross wells or acres are the total numbers of wells or acres in which SCNRG owns a working interest. Net wells or acres represent gross wells or acres multiplied by SCNRG's 66.67% working interest.

There were no wells drilled in the twelve months ended August 31, 2013 and 2012.

Currently, there is no activity other than production from existing wellbores.

There are no commitments to provide a fixed and determinable quantity of oil in the near future under existing contracts or agreements. There is however a net profits interest in the property as described below.

Net Profits Interest

There is a terminating Net Profits Interest ("NPI") on the DEEP Lease. The NPI calls for 40% of the net cash flow to be paid each month to the owner of the NPI, with a minimum monthly payment of $2,978 (SCNRG's share is 66.67%), until a specific total has been paid. The discounted present value of the NPI is shown as a liability on SCNRG's financial statements in the amount of approximately $125,000 at August 31, 2013.   This payment is not accounted for as a revenue reduction, nor an operating expense or reserve deduction, rather the NPI is accounted for as debt.

Item 3   Legal Proceedings

None.

Item 4   Mine Safety Disclosures

Not applicable.

PART II

Item 5   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Common Stock is listed to trade in the over-the-counter securities market through the OTC Markets Group ("OTCQB"), under the symbol "SCGC".

The following table sets forth the quarterly high and low bid prices for our Common Stock during the last two fiscal years, as reported by the OTCQB. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions.

	Bid Prices ($)	
2013 Fiscal Year	**High**	**Low**
November 30, 2012	0.15	0.12
February 28, 2013	0.10	0.08
May 31, 2013	0.10	0.08
August 31, 2013	0.20	0.09
2012 Fiscal Year		
November 30, 2011	0.15	0.08
February 22, 2012	0.10	0.10
May 31, 2012	0.10	0.10
August 31, 2012	0.10	0.10

On November 19, 2013, the closing price for our Common Stock on the OTCQB was $0.16 per share.

Holders

As of November 19, 2013, we had 75 holders of our Common Stock.

Dividend Policy

The payment by us of dividends, if any, in the future rests within the discretion of our Board of Directors and will depend, among other things, upon our earnings, capital requirements and financial condition, as well as other relevant factors.   We do not intend to pay any cash dividends in the foreseeable future, but intend to retain all earnings, if any, for use in our business.

Equity Compensation Plan Information

None.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 6   Selected Financial Data

Not required for smaller reporting companies.

Item 7   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the financial statements and the related notes included in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those projected in the forward-looking statements as a result of many factors, including those discussed elsewhere in this report.

Overview

We are in the oil and gas exploitation business and our goal is to acquire and develop mature leases, interests and other rights to oil and gas producing properties with proven undeveloped potential.

Results of Operations

The following discussion of the financial condition and results of operations should be read in conjunction with the financial statements included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future.

For the years ended August 31, 2013 and 2012:

We did not generate any revenue during the period from June 12, 2006 (inception) to August 31, 2012. During this development stage, we were primarily focused on corporate organization, becoming an SEC reporting company and the development of our business plan.

On July 18, 2013, we acquired the rights to a 2.5% working interest in the DF#15 well in the Sawtelle Field (the "Well") effective as of June 30, 2013. The Well produces oil and is currently drilled pursuant to the oil and gas lease held by a third party, Breitburn Energy Company LLP. During the year ended August 31, 2013, we generated revenue of $3,932 derived from our 2.5% working interest in the Well.

Our net loss for the year ended August 31, 2013 was $129,969 as compared to a net loss of $64,360 for the year ended August 31, 2012. Our total cash expenses for the 2013 period consisted of $79,305 in general and administrative expenses and $2,380 in direct oil and gas operating costs as compared to $59,227 in general and administrative expenses and $0 oil and gas operating cost in the comparable period of 2012. The largest components of general and administrative expense for the 2013 period were legal and professional fees $61,090, transfer agent fees $12,070 and travel expense $3,790. Other income and expense consisted of a gain on foreign currency in the amount of $518, gain on settlement of debt in the amount of $8,755 and interest expense of $61,489. During the comparable period of 2012, other income and expense was limited to $5,133 of interest expense. The overall increase in other income expense is primarily attributable to interest related to the amortization of discounts originating from accounts payable liabilities re-negotiated as convertible debentures in previous quarters of the current fiscal year.

We incurred a net loss in the amount of $877,302 from our inception on June 12, 2006 until August 31, 2013. This loss consisted of primarily general and administrative expenses in the amount of $817,579 and interest expense of $70,548. General and administrative expense during this period included notes and accrued interest receivable of $432,894 which was written off as bad debt expense.

Operating Activities

During the year ended August 31, 2013, we decreased our cash position by $7,863. During this period we used cash in the amount of $42,863 for operating activities which included a net loss of $129,969, gain on settlement of debt of $8,755, gain on foreign currency translation of $518, amortization of beneficial conversion feature in the amount of $59,000 from a convertible note, an increase in accounts receivable of $1,552 and a decrease in accounts payable and accrued liabilities of $38,931.

During the year ended August 31, 2012, we increased our cash position by $14,484. During this period we used cash in the amount of $25,516 for operating activities, which included a net loss of $64,360, accrued interest on notes payable of $5,133, Common Stock issued for services in the amount of $25,750, and an increase in accounts payable and accrued liabilities of $7,961.

During the period from June 12, 2006 (inception) to August 31, 2013, we used $265,086 of cash for operating activities. This includes an accumulative net loss of $877,302, net loss on settlement of debt $424,139, amortization of beneficial conversion feature of $59,000, accrued interest on notes payable of $9,059, Common Stock issued for services in the amount of $25,750, and an increase in accounts payable and accrued liabilities of $96,338.

Investing Activities

There were no investing activities for the years ended August 31, 2013 and 2012.

For the period from June 12, 2006 (inception) to August 31, 2013, cash used in investing activities totaled $432,894 and included cash advances to third parties in the form of notes receivable which were written off as bad debt expense during the years ended August 31, 2010 and 2011.

Financing Activities

During the years ended August 31, 2013 and 2012, we received proceeds from notes payable in the amounts of $0 and $25,000 and cash from the issuance of Common Stock of $35,000 and $15,000 for total cash provided by financing activities of $35,000 and $40,000, respectively. Non-cash financing activities included $59,000 and $80,000 in notes payable that were converted to Common Stock and $0 and $9,059 in accrued interest waived by stockholders as of August 31, 2013 and 2012, respectively. Additionally, during the year ended August 31, 2013, we issued stock in exchange for oil and gas properties totaling $31,500 and there were notes payable due to related parties that were waived in the amount of $13,966.

From June 12, 2006 (inception) to August 31, 2013, we received proceeds from notes payable in the amount of $618,414, repaid $21,355 to the note holders, and received proceeds from issuance of Common Stock of $109,000 for total cash provided by financing activities of $706,059. During the period from June 12, 2006 (inception) to August 31, 2013, $642,093 of the proceeds from notes payable were converted to Common Stock and the noteholders waived $9,059 in accrued interest.

Liquidity and Financial Condition

As of August 31, 2013 we had cash of $8,079, current liabilities of $28,065 and a working capital deficit of $18,434. During the year ended August 31, 2013, we had a loss of $129,969 and used net cash of $42,863 for operating activities.

To date, we have relied on investor capital to fund our operations having raised $109,000 from the issuance of Common Stock since inception and $618,414 from investors through debt, $21,355 of which was repaid and $642,093 of which was converted to Common Stock leaving a balance due of $0 as of August 31, 2013.

We are in the development stage of our business and have not generated any significant revenues from operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the implementation of our plan of operations, production and commodity price declines and possible cost overruns due to price and cost increases.

We presently do not have any available credit, financing or other external sources of liquidity. In order to obtain future capital, we may need to sell additional shares of Common Stock or borrow funds from private lenders. We have no assurance that future financings will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop, or expand our operations. Equity financing could result in additional dilution to existing stockholders and any downturn in the U.S. stock and debt markets is likely to make it more difficult to obtain financing through the issuance of equity or debt securities. As a result, there can be no assurance that we will be successful in obtaining additional funding.

Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect significant amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. For these reasons, our auditors stated in their report that they have substantial doubt we will be able to continue as a going concern.

Business Plan and Funding Needs

There is limited historical financial information about us upon which to base an evaluation of our performance. We are in the development stage of our business and have generated minimal revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the implementation of our plan of operations, production and commodity price declines and possible cost overruns due to price and cost increases in services.

We have no assurance that future financings will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop, or expand our operations. Equity financing could result in additional dilution to existing stockholders.

For these reasons, our auditors stated in their report that they have substantial doubt we will be able to continue as a going concern.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of August 31, 2013, we had total current assets of $9,631 and a working capital deficit in the amount of $18,434. We incurred a net loss of $129,969 during the year ended August 31, 2013 and an accumulated net loss of $877,302 since inception. We have not earned any significant revenues since inception and our cash resources are insufficient to meet our planned business objectives.

These conditions raise substantial doubt about our ability to continue as a going concern. These financial statements do not include adjustments relating to the recoverability and classification of reported asset amounts or the amount and classification of liabilities that might be necessary should we be unable to continue as a going concern. Our continuation as a going concern is dependent upon our ability to obtain additional financing or sale of our Common Stock as may be required and ultimately to attain profitability.

Management's plan in this regard, is to raise capital through a combination of equity and debt financing sufficient to finance the continuing operations for the next twelve months. However, there can be no assurance that we will be successful in raising such financing.

Critical Accounting Policies

Financial Reporting Release No. 60, published by the SEC, recommends that all companies include a discussion of critical accounting policies used in the preparation of their financial statements. While all these significant accounting policies impact our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates.

We believe that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on our results of operations, financial position or liquidity for the periods presented in this report.

The accounting policies identified as critical are as follows:

Exploration Stage Company

Our financial statements are presented as a company in the exploration stage of business. Activities during the exploration stage primarily include implementation of the business plan and obtaining debt and/or equity related financing.

Recently Issued Accounting Pronouncements

There are no recent accounting pronouncements that are expected to have a material effect on our financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Item 7A   Quantitative and Qualitative Disclosures About Market Risk

Not required for smaller reporting companies.

Item 8   Financial Statements and Supplementary Data



To the Board of Directors and Stockholders of
Sara Creek Gold Corp.

We have audited the accompanying balance sheets of Sara Creek Gold Corp. as of August 31, 2013 and 2012 and
the related statements of operations, stockholders' deficit, and cash flows for the years ended August 31, 2013 and
2012 and for the period from June 12, 2006 (inception) to August 31, 2013. These financial statements are the
responsibility of the Company's management. Our responsibility is to express an opinion on these financial
statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board
(United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatements. An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles
used and significant estimates made by management, as well as evaluating the overall financial statement
presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position
of Sara Creek Gold Corp. as of August 31, 2013 and 2012 and the results of its operations, stockholders' deficit, and
cash flows for years ended August 31, 2013 and 2012 and for the period from June 12, 2006 (inception) to August
31, 2013 in conformity accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going
concern. As discussed in Note 3 to the financial statements, the Company has suffered losses from operations, which
raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these
matters are also described in Note 3. The financial statements do not include any adjustments that might result from
the outcome of this uncertainty.

/s/ L.L. Bradford &Company, LLC
Las Vegas, Nevada
November 27, 2013

SARA CREEK GOLD CORP.
(AN EXPLORATION STAGE COMPANY)
BALANCE SHEETS

	August 31, 2013	August 31, 2012
ASSETS		
Current assets		
Cash	$ 8,079	$ 15,942
Accounts receivable	1,552	-
Total current assets	9,631	15,942
Deposit	5,000	-
Oil and gas properties, proven	26,500	-
Total other assets	31,500	-
Total assets	$ 41,131	$ 15,942
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities		
Accounts payable	$ 13,065	$ 57,407
Accounts payable - related party	15,000	-
Notes payable - related party	-	13,966
Total current liabilities	28,065	71,373
Total liabilities	28,065	71,373
Stockholders' deficit		
Common stock; $0.001 par value; 750,000,000 shares authorized, 11,961,985 and 9,281,985 shares issued and outstanding, respectively	11,962	9,282
Common stock payable	2,000	300
Additional paid in capital	876,406	682,320
Deficit accumulated during the development stage	(877,302)	(747,333)
Total stockholders' deficit	13,066	(55,431)
Total liabilities and stockholders' deficit	$ 41,131	$ 15,942

The accompanying notes are an integral part of these financial statements.

SARA CREEK GOLD CORP.
(AN EXPLORATION STAGE COMPANY)
STATEMENTS OF OPERATIONS

		For the Years Ended		From June 12, 2006 (Inception) to
		August 31, 2013	August 31, 2012	August 31, 2013
Revenue				
Oil and gas activities	$	3,932	$ -	$ 3,932
Operating expenses				
Direct oil & gas costs		2,380	-	2,380
General and administrative		79,305	59,227	817,579
Total operating expenses		81,685	59,227	819,959
Loss from operations		(77,753)	(59,227)	(816,027)
Other expense				
Gain on foreign currency translation		518	-	518
Gain on settlement of debt		8,755	-	8,755
Interest expense		(61,489)	(5,133)	(70,548)
Total other expense		(52,216)	(5,133)	(61,275)
Loss from operations before income taxes		(129,969)	(64,360)	(877,302)
Provision for income taxes		-	-	-
Net loss	$	(129,969)	$ (64,360)	$ (877,302)
Net loss per common share - basic and diluted	$	(0.01)	$ (0.01)	
Weighted average common shares outstanding - basic and diluted		10,907,958	5,187,077	

The accompanying notes are an integral part of these financial statements.

SARA CREEK GOLD CORP.
(AN EXPLORATION STAGE COMPANY)
STATEMENTS OF STOCKHOLDERS' (DEFICIT)

	Common Stock		Common Stock Payable		Stock Subscription Receivable	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount				
Balance, June 12, 2006 (Inception)	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of stock at $0.001 per share	1,000,000	1,000	-	-	(10,000)	9,000	-	-
Net loss	-	-	-	-	-	-	(1,230)	(1,230)
Balance, August 31, 2006	1,000,000	1,000	-	-	(10,000)	9,000	(1,230)	(1,230)
Receipt of stock subscription receivable	-	-	-	-	10,000	-	-	10,000
Net loss	-	-	-	-	-	-	(5,855)	(5,855)
Balance, August 31, 2007	1,000,000	1,000	-	-	-	9,000	(7,085)	2,915
Issuance of common stock in exchange for cash at $0.10 per share	490,000	490	-	-	-	48,510	-	49,000
Net loss	-	-	-	-	-	-	(58,567)	(58,567)
Balance, August 31, 2008	1,490,000	1,490	-	-	-	57,510	(65,652)	(6,652)
Net loss	-	-	-	-	-	-	(30,806)	(30,806)
Balance, August 31, 2009	1,490,000	1,490	-	-	-	57,510	(96,458)	(37,458)
Net loss	-	-	-	-	-	-	-	-
Balance, August 31, 2010	1,490,000	1,490	-	-	-	57,510	(610,179)	(551,179)
Issuance of common stock in exchange for debt at $0.30 per share	1,676,977	1,677	-	-	-	501,416	-	503,093
Net loss	-	-	-	-	-	-	(72,794)	(72,794)
Balance, August 31, 2011	3,166,977	3,167	-	-	-	558,926	(682,973)	(120,880)
Adjustment for rounding differences	8	-	-	-	-	-	-	-
Issuance of common stock in exchange for debt at $0.01 per share	5,000,000	5,000	-	-	-	45,000	-	50,000
Issuance of common stock in exchange for debt at $0.05 per share	600,000	600	-	-	-	29,400	-	30,000

Accrued interest waived by stockholders	-	-	-	-	-	9,059	-	9,059
Issuance of common stock in exchange for services rendered at $0.05 per share	515,000	515	-	-	-	25,235	-	25,750
Issuance of common stock in exchange for cash at $0.05 per share	-	-	300,000	300	-	14,700	-	15,000
Net loss	-	-	-	-	-	-	(64,360)	(64,360)
Balance, August 31, 2012	9,281,985	9,282	300,000	300	-	682,320	(747,333)	(55,431)
Issuance of common stock in exchange for cash at $0.05 per share	1,000,000	1,000	(300,000)	(300)	-	34,300	-	35,000
Beneficial conversion feature	-	-	-	-	-	59,000	-	59,000
Issuance of common stock in exchange for oil & gas properties at $0.013 per share	500,000	500	2,000,000	2,000	-	29,000	-	31,500
Issuance of common stock in exchange for conversion of debt at $0.05 per share	1,180,000	1,180	-	-	-	57,820	-	59,000
Notes payable - related party waived by stockholders	-	-	-	-	-	13,966	-	13,966
Net loss	-	-	-	-	-	-	(129,969)	(129,969)
Balance, August 31, 2013	11,961,985	$ 11,962	2,000,000	$ 2,000	$ - $	876,406	$ (877,302) $	13,066

The accompanying notes are an integral part of these financial statements.

15

SARA CREEK GOLD CORP.
(AN EXPLORATION STAGE COMPANY)
STATEMENTS OF CASH FLOWS

	For the Years Ended		From June 12, 2006 (Inception) to
	August 31, 2013	August 31, 2012	August 31, 2013
Cash flows from operating activities:			
Net loss	$ (129,969)	$ (64,360)	$ (877,302)
Adjustments to reconcile net loss to net cash used in operating activities:			
(Gain) loss on settlement of debt	(8,755)	-	424,139
Gain on foreign currency translation	(518)	-	(518)
Amortization of beneficial conversion feature	59,000	-	59,000
Accrued interest on notes payable	-	5,133	9,059
Issuance of common stock for services	-	25,750	25,750
Changes in operating assets and liabilities:			
Accounts receivable	(1,552)	-	(1,552)
Accounts payable	23,931	7,961	81,338
Accounts payable - related party	15,000	-	15,000
Net cash used by operating activities	(42,863)	(25,516)	(265,086)
Cash flows from investing activities:			
Notes receivable, net	-	-	(432,894)
Net cash used in investing activities	-	-	(432,894)
Cash flows from financing activities:			
Proceeds from notes payable	-	25,000	618,414
Repayment of notes payable	-	-	(21,355)
Issuance of common stock for cash	35,000	15,000	109,000
Net cash provided by financing activities	35,000	40,000	706,059
Net change in cash	(7,863)	14,484	8,079
Cash, beginning of period	15,942	1,458	-
Cash, end of period	$ 8,079	$ 15,942	$ 8,079
Supplemental disclosure of cash flow information:			
Interest paid	$ -	$ -	$ -
Taxes paid	$ -	$ -	$ -
Supplemental disclosure of non-cash financing activities			
Stock issued in exchange for debt	$ 59,000	$ 80,000	$ 642,093
Stock issued in exchange for oil & gas properties	$ 31,500	$ -	$ 31,500
Notes payable - related party waived by stockholders	$ 13,966	$ -	$ 13,966
Accrued interest waived by stockholders	$ -	$ 9,059	$ 9,059

The accompanying notes are an integral part of these financial statements.

SARA CREEK GOLD CORP.
(A̶ AN EXPLORATION STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
AUGUST 31, 2013 AND 2012

1. DESCRIPTION OF BUSINESS

Sara Creek Gold Corp. ("the Company") was incorporated under the laws of the State of Nevada on June 12, 2006, under the name of Uventus Technologies Corp. On September 23, 2009, the Company merged with its wholly owned subsidiary and changed its name to Sara Creek Gold Corp. to better reflect its then business plan which is the acquisition, exploration, and development of gold and other mineral resource properties. In mid-2013, the Company shifted its focus to oil and gas acquisition and development.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Year-End - The Company has selected August 31 as its year end.

Exploration Stage Company - The Company's financial statements are presented as a company in the exploration stage of business. Activities during the exploration stage primarily include implementation of the business plan and obtaining debt and/or equity related financing.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

The Company maintains cash balances at an institution that is insured by the Federal Deposit Insurance Corporation. As of August 31, 2013 and 2012 no amounts were in excess of the federally insured program, respectively.

Revenue Recognition Policy - The Company will recognize revenue once all of the following criteria for revenue recognition have been met: pervasive evidence that an agreement exists; the product or service has been rendered; the fee is fixed and determinable based on the completion of stated terms and conditions; and collection of the amount due is reasonably assured. The Company did not realize any revenues from June 12, 2006 (inception) through August 31, 2012. During the year ended August 31, 2013, the Company recognized $3,932 in revenue from oil & gas properties.

17

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Exploration and Development Costs - In general, exploration costs are expensed as incurred. When the Company has determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized. Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations. Costs of abandoned projects are charged to operations upon abandonment. During the years ended August 31, 2013 and 2012 the Company recorded exploration costs of $0 and $0, respectively.

Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences.

The Company maintains a valuation allowance with respect to deferred tax assets. The Company establishes a valuation allowance based upon the potential likelihood of realizing the deferred tax asset and taking into consideration the Company's financial position and results of operations for the current period. Future realization of the deferred tax benefit depends on the existence of sufficient taxable income within the carry forward period under the Federal tax laws.

Changes in circumstances, such as the Company generating taxable income, could cause a change in judgment about the realizability of the related deferred tax asset. Any change in the valuation allowance will be included in income in the year of the change in estimate.

Fair Value of Financial Instruments - The Company discloses, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. As of August 31, 2013 and 2012 the carrying amounts and estimated fair values of the Company's financial instruments approximate their fair value due to the short-term nature of such financial instruments, respectively.

Dividends - The payment of dividends by the Company in the future will be at the discretion of the Board of Directors and will depend on our earnings, capital requirements and financial condition, as well as other relevant factors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings (Loss) per Share - Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during each period. Diluted earnings (loss) per share is computed by dividing net income (loss), adjusted for changes in income or loss that resulted from the assumed conversion of convertible shares, by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during the period.

The computation of basic and diluted loss per share for the periods presented is equivalent since the Company had continuing losses. The Company had no common stock equivalents as of August 31, 2013 and 2012, respectively.

Risks and Uncertainties - The Company's operations and future are dependent in a large part on its ability to locate economically developable deposits of precious metals. The Company's inability to locate and extract precious metals may have a material adverse effect on its financial condition, results of operations and cash flows.

New Accounting Pronouncements - There are no recent accounting pronouncements that are expected to have a material effect on the Company's financial statements.

3. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of August 31, 2013, the Company had total current assets of $9,631 and a working capital deficit in the amount of $18,434. The Company incurred a net loss of $129,969 during the year ended August 31, 2013 and an accumulated net loss of $877,302 since inception. The Company has not earned any significant revenues since inception and its cash resources are insufficient to meet its planned business objectives.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include adjustments relating to the recoverability and classification of reported asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to obtain additional financing or sale of its common stock as may be required and ultimately to attain profitability.

Management's plan in this regard, is to raise capital through a combination of equity and debt financing sufficient to finance the continuing operations for the next twelve months. However, there can be no assurance that the Company will be successful in raising such financing. As an alternative, the Company may be amenable to a sale, merger, or other acquisition in the event such transaction is deemed by management to be in the best interests of the shareholders.

4. OIL AND GAS PROPERTIES

On July 18, 2013, the Company acquired a 2% working interest in a well located in California in exchange for 2,500,000 shares of common stock. The Company issued 500,000 shares of common stock on July 30, 2013 and the remaining 2,000,000 shares of common stock will be issued in January 2014. The Company valued the shares at $31,500 which includes a $5,000 deposit with owner of the well to cover the Company's share of operating expenses. The fair value was determined by the present value of estimated future cash flows from the well.

5. NOTES PAYABLE

In 2006, the Company received various advances from a shareholder totaling $13,966 for operating expenses. The advances do not bear interest and are payable on demand. During the year ended May 31, 2013, the Company recorded the entire balance to additional paid in capital since the legal statute of limitations were reached an no communication was received from the shareholder. As of August 31, 2013 and 2012, the balance outstanding remains at $0 and $13,966, respectively.

On November 18, 2010 the Company entered into an unsecured promissory note in the amount of $50,000. The note bears interest of 10% per annum and was due on December 31, 2011. On April 19, 2012, the outstanding principle of $50,000 was exchanged for 5,000,000 shares of common stock at $0.01 per share. Upon conversion, the note holder elected to waive accrued interest totaling $7,096 which is presented as a contribution on the statement of stockholders' deficit. As of August 31, 2012 and 2011, the balance together with accrued interest totaled $0 and $53,918, respectively.

On August 25, 2011 the Company entered into an unsecured promissory note in the amount of $5,000. The note bears interest of 10% per annum and is due on August 24, 2012. On May 22, 2012, the outstanding principle of $5,000 was exchanged for 100,000 shares of common stock at $0.05 per share. Upon conversion, the note holder elected to waive accrued interest totaling $371 which is presented as a contribution on the statement of stockholders' deficit. As of August 31, 2012 and 2011, the balance together with accrued interest totaled $0 and $5,008, respectively.

On September 20, 2011 the Company entered into two unsecured promissory notes for a total amount of $10,000. The notes bear interest of 10% per annum and are due on September 19, 2012. On May 22, 2012, the outstanding principle of $10,000 was exchanged for 200,000 shares of common stock at $0.05 per share. Upon conversion, the note holder elected to waive accrued interest totaling $671 which is presented as a contribution on the statement of stockholders' deficit. As of August 31, 2012 and 2011, the balance together with accrued interest totaled $0.

SARA CREEK GOLD CORP.
(A AN EXPLORATION STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
AUGUST 31, 2013 AND 2012

5. NOTES PAYABLE (CONTINUED)

On October 11, 2011 the Company entered into an unsecured promissory note in the amount of $15,000. The note bears interest of 10% per annum and is due on October 10, 2012. On May 22, 2012, the outstanding principle of $15,000 was exchanged for 300,000 shares of common stock at $0.05 per share. Upon conversion, the note holder elected to waive accrued interest totaling $921 which is presented as a contribution on the statement of stockholders' deficit. As of August 31, 2012 and 2011, the balance together with accrued interest totaled $0.

On February 19, 2013, the Company issued a Convertible Note Purchase Agreement to Lindsey Capital Corp. in the amount of $59,000. Pursuant to the note agreement, Lindsey Capital Corp. purchased certain outstanding liabilities of the Company in exchange for the aforementioned note. The note is convertible into common stock at a price of $0.05 per share, accrues interest at an annual rate of 10% and matures on February 19, 2015. As a result of the benefit attributable to the conversion feature, the Company recorded a discount on the note in the amount of $59,000 which will be amortized to interest expense over the two year term of the note. As of August 31, 2013, the Company has recognized $59,000 in connection with the discount.

During the year ended August 31, 2013, Lindsey Capital Corp. elected to convert the entire principal amount into 1,180,000 shares of common stock of the Company and forgave the accrued interest payable of $2,489.

6. INCOME TAX

The Company had net operating loss carry forwards for income tax reporting purposes of $876,677 and $746,708 as of August 31, 2013 and 2012, respectively. These carry forwards may be used to offset against future taxable income and begin to expire in the year 2026. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs or a change in the nature of the business. Therefore, the amount available to offset future taxable income may be limited.

No tax benefit has been reported in the financial statements for the realization of loss carry forwards, as the Company believes there is high probability that the carry forwards will not be utilized in the foreseeable future. Accordingly, the potential tax benefits of the loss carry forwards are offset by a valuation allowance of the same amount.

SARA CREEK GOLD CORP.
(A AN EXPLORATION STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
AUGUST 31, 2013 AND 2012

6. INCOME TAX (CONTINUED)

Significant components of the Company's deferred tax liabilities and assets as of August 31, 2013 and 2012 are as follows:

	August 31, 2013	August 31, 2012
Deferred tax asset:		
Net operating loss	$ 877,302	$ 747,333
Less: non-deductable expenses	(625)	(625)
	876,677	746,708
Income tax rate	35%	35%
	306,837	261,348
Less valuation allowance	(306,837)	(261,348)
Deferred tax asset	$ -	$ -

Through August 31, 2013, a valuation allowance has been recorded to offset the deferred tax assets, including those related to the net operating losses.

7. STOCKHOLDERS' EQUITY (DEFICIT)

On September 23, 2009, the Company affected a 15 for 1 forward stock split of its authorized, issued, and outstanding common stock.

On February 8, 2011, the Company affected a 30 for 1 reverse stock split of its authorized, issued, and outstanding common stock.

The accompanying financial statements have been adjusted to reflect the forward and reverse stock splits, retroactively.

Year Ended August 31, 2006

The Company issued 1,000,000 shares of its par value common stock to various directors at $0.001 per share for a subscription receivable of $10,000, which was received in 2007.

SARA CREEK GOLD CORP.
(A̶ AN EXPLORATION STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
AUGUST 31, 2013 AND 2012

7. STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

Year Ended August 31, 2008

The Company issued 490,000 shares of its par value common stock pursuant to a private placement at $0.10 per share for gross proceeds in the amount of $49,000.

Year Ended August 31, 2011

The Company issued 1,676,977 shares of its par value common stock in exchange for outstanding debt in the amount of $503,093 at $0.30 per share.

Year Ended August 31, 2012

The Company issued 5,000,000 shares of its par value common stock in exchange for outstanding debt in the amount of $50,000 at $0.01 per share.

The Company issued 600,000 shares of its par value common stock in exchange for outstanding debt in the amount of $30,000 at $0.05 per share.

Upon conversion of $80,000 in debt, the note holders elected to waive accrued interest totaling $9,059 which is presented as a contribution on the statement of stockholders' deficit. See also Note 5 regarding notes payable.

The Company issued 515,000 shares of its par value common stock in exchange for services rendered in the amount of $25,750 at $0.05 per share.

The Company received gross proceeds in the amount of $15,000 for 300,000 shares of its par value common stock at $0.05 per share. As of August 31, 2012, the shares had not been issued and are recorded as common stock payable.

Year ended August 31, 2013

The Company issued 700,000 shares of its par value common stock in exchange for cash at $0.05 per share for gross proceeds in the amount of $35,000. In addition, the Company issued 300,000 shares which had been recorded to common stock payable as of August 31, 2012.

The Company recorded $59,000 related to the debt discount on the convertible notes payable with Lindsey Capital Corp.

The Company issued 500,000 shares of its par value common stock in exchange for oil and gas properties at $0.013 per share for total value in the amount of $31,500.

SARA CREEK GOLD CORP.
(A AN EXPLORATION STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
AUGUST 31, 2013 AND 2012

7. STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

Year ended August 31, 2013(Continued)

The Company issued 1,180,000 shares of its par value common stock in exchange for conversion of debt at $0.05 per share for total principal amount of $59,000.

The Company recorded $13,966 to additional paid in capital related to the settlement of debt with a related party.

8. LEGAL PROCEEDINGS

On November 10, 2011, a claim in the amount of $14,452 was filed against the Company for past due legal services rendered. Management of the Company believes that the claim is without merit and intends to contest the claim vigorously.

9. SUBSEQUENT EVENTS

On September 18, 2013, the Company entered into an Agreement and Plan of Reorganization (the "Agreement") with SCNRG LLC, a California limited liability company ("SCNRG") and its members Darren Katic, an individual, Manhattan Holdings, LLC, a Delaware limited liability company, and Gerald Tywoniuk, an individual, pursuant to which the Company agreed to acquire all of the issued and outstanding membership interests of SCNRG. SCNRG shall become a subsidiary of the Company after closing of the acquisition. SCNRG owns a two-thirds interest in an oil producing property known as the DEEP Lease.

The Agreement provides that the Company shall issue an aggregate consideration of 14,000,000 shares of Company common stock to the members of SCNRG. The consummation of the acquisition is subject to the completion of certain closing conditions set forth in the Agreement and is expected to close during the first quarter of fiscal year ended August 31, 2014.

On October 15, 2013, the Company entered into an Option Agreement (the "Agreement") with Darren Katic and Charles Moore (collectively the "Sellers") whereby the Company obtained the option ("Option") to acquire all of the membership interests in Hawker Energy, LLC, a California limited liability company ("Hawker") from the Sellers. On November 20, 2013, the Company amended and restated the Agreement with Sellers to (a) extend the term of the option, (b) revise the option consideration payable upon consummation of certain transactions described in the Agreement and (c) provide for additional option consideration in the event of the consummation of certain transactions not previously contemplated by the parties.

The Pursuant to the Agreement, as amended, the Option is exercisable until December 1March 15, 2013 (unless extended according to specific terms set forth in the Agreement) 2014 for a purchase price of 3,000,000 shares of Company common stockthe Company's Common Stock, subject to increase as provided below. The consummation of the acquisition of Hawker Option to acquire Hawker, if exercised, is subject to the completion of certain closing conditions set forth in the Agreement.

SARA CREEK GOLD CORP.
(~~A~~ AN EXPLORATION STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
AUGUST 31, 2013 AND 2012

9. SUBSEQUENT EVENTS (CONTINUED)

~~Subject to the consummation of the acquisition of Hawker, Sellers may be entitled to additional shares of the Company's common stock upon the following terms~~ After the Company exercises the Option to acquire Hawker, the Agreement also provides that Sellers may be entitled to an additional 33,000,000 shares of the Company's Common Stock upon the consummation of certain potential follow-on transactions as follows:

      (a)   2,000,000 shares of ~~Company common stock~~ the Company's Common Stock shall be issued ~~to Sellers~~ upon the Company's or Hawker's acquisition of California Oil Independents (or certain ~~the~~ oil and gas interests held by it located in the Monroe Swell Field, Monterey, California);

      (b)   2,000,000 shares of ~~Company common stock~~ the Company's Common Stock shall be issued ~~to Sellers~~ upon the Company's or Hawker's acquisition of a participation in South Coast Oil – Huntington Beach (or the oil and gas interests held by it);

      (c)   5,000,000 shares of ~~Company common stock~~ the Company's Common Stock shall be issued ~~to Sellers~~ upon the Company's or Hawker's acquisition of the Midway-Sunset Lease oil and gas interests held by Christian Hall (or affiliates);~~and~~

      (d)   10,000,000 shares of the Company's Common Stock shall be issued upon the Company's or Hawker's acquisition TEG Oil & Gas, Inc. (or certain oil and gas interests held by it located in the Tapia Field, Los Angeles County, California);

      ~~(d~~(e)   7,000,000 shares of ~~Company common stock~~ the Company's Common Stock shall be issued ~~to Sellers~~ upon the conveyance to the Company or Hawker of certain assets and rights regarding PRC 145.1 Lease held by Rincon Island Limited Partnership or settlement in lieu of such conveyance; and

      (f)   7,000,000 shares of the Company's Common Stock shall be issued upon the conveyance to the Company or Hawker of certain mineral rights regarding PRC 427 Lease held by ExxonMobil.

~~On November 20, 2013, the Company and the Sellers agreed to amend certain terms of the agreement. The term of the option has been extended to March 15, 2014. Additionally, the Company increased the amount of shares as follows:~~

~~(a) 10,000,000 shares of Company common stock shall be issued to Sellers upon the consummation of the acquisition of the TEG Oil & Gas, Inc. (or certain oil and gas interests held by it)~~

~~(b) 7,000,000 shares of Company common stock shall be issued to Seller upon the consummation of the conveyance of certain mineral rights regarding PRC 427 Lease held by ExxonMobil.~~

The potential follow-on transactions described above are dependent on a number of variables that are not within the Company's control and, as a result, we cannot state with a reasonable degree of certainty that any of the transactions will occur. Each of the potential follow-on transactions described above, if consummated, would constitute a transaction separate and independent from the Company's acquisition of Hawker pursuant to the Option. Any shares of the Company's Common Stock that may be issued upon the consummation of any of the potential follow-on transactions will constitute costs of completing the applicable follow-on transaction (as opposed to incremental consideration for our acquisition of Hawker).

Item 9 **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A **Controls and Procedures**

Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures that is designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended ("Exchange Act"), is recorded, processed, summarized and reported, within the time specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this report, we have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Under the direction of our Chief Executive and Financial Officer, we evaluated our disclosure controls and procedures and internal control over financial reporting and concluded that our disclosure controls and procedures were not effective as of August 31, 2013.

Management identified the following material weaknesses:

1. Lack of an audit committee of our Board of Directors.
2. Inadequate number of accounting and finance personnel or consultants sufficiently trained to address some of the complex accounting and financial reporting matters that arise from time-to-time.
3. Lack of control procedures and documentation thereof.
4. Lack of segregation of duties.

We are in the process of developing a remediation plan for the foregoing material weaknesses.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of August 31, 2013, our Chief Executive Officer assessed the effectiveness of our internal control over financial reporting. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on that evaluation, our management concluded that, as of August 31, 2013, our internal control over financial reporting was not effective as discussed above.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only the management's report in this annual report.

Changes in Internal Control over Financial Reporting

During the fourth quarter of the year ended August 31, 2013, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B   Other Information

On November 20, 2013, we entered into an Amended and Restated Option Agreement ("Amended Option") with Darren Katic and Charles Moore (collectively the "Sellers") whereby we amended the terms of the previously disclosed Option Agreement dated October 15, 2013 ("Original Option") between the parties. The Original Option set forth the terms and conditions for the option to purchase Hawker LLC and potential follow-on related transactions. The Amended Option: (a) extends the term of the Original Option, (b) revises the option consideration payable upon consummation of certain transactions described in the Original Option, and (c) provides for additional option consideration in the event of the consummation of certain transactions not previously contemplated by the parties. A copy of the Amended Option is attached hereto as Exhibit 10.

PART III

Item 10   Directors, Executive Officers and Corporate Governance

As of November 19, 2013, below is the name and certain information regarding our executive officers and directors.

Name	Age	Position
Darren Katic	40	Chief Executive Officer, Chief Financial Officer, President and Director
Kristian Andresen	41	Secretary and Director

The biography of our officers and directors are listed below and contains information regarding the person's service as a director, business experience, public company director positions currently held or held at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes or skills that caused the Board to determine that the person should serve as a director in light of our business and structure.

Darren Katic. Mr. Katic has been our Chief Executive Officer, Chief Financial Officer, President and Director from October 25, 2013. Mr. Katic has spent his career as an oil professional focusing on finance and business development. Since 2009, Mr. Katic has built two development-stage private oil companies in California, SCNRG and Hawker, and serves as managing member for both. From 2005 to 2009, Mr. Katic served as President and a director of the oil and gas exploration and development company Pacific Energy Resources Ltd. (formerly TSX: PFE). In 1999, Mr. Katic founded PetroCal Incorporated, an independent oil and gas company based in Southern California, where he served as the company's President until its 2005 merger into Pacific Energy Resources Ltd. From 1997 to 1999, Mr. Katic was employed by Nations Energy Group, where he worked in Kazakhstan for 18 months on the completion of the company's privatization of a state-owned oil company. Mr. Katic graduated from the University of Southern California in 1996 with a Bachelor of Science in Accounting.

Kristian Andresen. Mr. Andresen has been our Secretary and Director since July 18, 2011. From that date to October 25, 2013, Mr. Andresen was our CEO, CFO and President. Prior to joining us, Mr. Andresen was an officer and director of Respect Your Universe, Inc. from 2008 to 2012. Mr. Andresen currently serves as officer and director of Sanborn Resources Ltd, an SEC reporting company.

Board of Director Committees

Currently our Board of Directors does not have an audit, compensation or nomination committee due to our small size. Our Board as a whole fulfills these functions.

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our stockholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until the next annual meeting or until removed by the board.

Director Qualifications

The Board has considered the qualifications of our two directors and determined that they are qualified to serve due to the following.

Mr. Katic: experience as an executive in the oil and gas industry and as an executive and director of a publicly traded company.
Mr. Andresen: experience as an executive and director of publicly traded companies and in corporate governance compliance.

Involvement in Certain Legal Proceedings

Mr. Katic was an executive officer and director of Pacific Energy Resources, Ltd. at the time that it filed for bankruptcy in March 2009 pursuant to Chapter 11 of the United States Bankruptcy Code.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors and persons who own more than 10% of our common stock to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC. Such officers, directors, and 10% stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) reports they file.

We believe that Kristian Andresen, our sole officer and director as of August 31, 2013, did not comply with his Section 16(a) filing obligations during the year ended August 31, 2013, as he has not filed a Form 3 to report initial equity ownership.

Item 11   Executive Compensation

We did not pay our officers or executives any compensation for the fiscal years ended August 31, 2013 and 2012.

Equity Compensation Plans

None.

Employment Agreements

None.

Director Compensation

None.

Item 12   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of November 19, 2013 based on 25,961,983 shares of Common Stock issued and outstanding.

- By each person who is known by us to beneficially own more than 5% of our Common Stock;
- By each of our officers and directors; and
- By all of our officers and directors as a group.

Name and address of beneficial owner	Amount of beneficial ownership (1)	Percent of class
Darren Katic 326 S. Pacific Coast Highway, Suite 102 Redondo Beach, CA 90277	6,000,000	23.1%
Manhattan Holdings, LLC 1800 Washington Blvd Suite 140 Baltimore, MD 21230	6,000,000	23.1%
Ryan Bateman c/o B&C Capital Ltd 19 Fort Street P.O. Box 822 Grand Cayman KY1-1103	2,500,000 (2)	8.9%
Gerald Tywoniuk 326 S. Pacific Coast Highway, Suite 102 Redondo Beach, CA 90277	2,000,000	7.7%
Kristian Andresen 10 Market St #328 Camana Bay, GC, Cayman Islands, KY1-9006	822,288 (3)	3.2%
All Officers and Directors (2 persons)	**6,822,288 (3)**	**26.3%**

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.

(2) Includes 2,000,000 shares issuable on January 1, 2014.

(3) Includes 222,228 shares of our Common Stock owned by Smed Capital Corp., an entity for which Mr. Andresen is the control person.

Other than the stockholders listed above, we know of no other person or entity that is the beneficial owner of more than five percent (5%) of our Common Stock.

Item 13   Certain Relationships and Related Transactions, and Director Independence

For the years ended August 31, 2012 and 2013, there were no related transactions.

Subsequent to August 31, 2013, as discussed above in Part I, Item 1 and Part II, Item 9B:

On October 15, 2013 we entered into an option agreement whereby we obtained the option to acquire all of the membership interests in Hawker. One of the parties in the transaction was our now director and officer Darren Katic in his capacity as part-owner of Hawker. On November 20, 2013, the option was amended to (a) extend the term of the option, (b) revise the option consideration payable upon consummation of certain transactions described in the option agreement and (c) provide for additional option consideration in the event of the consummation of certain transactions not previously contemplated by the parties. One of the parties in the transaction was our director and officer Darren Katic as part-owner of Hawker.

Neither of our two directors is independent due to their respective positions as our executive officers.

Item 14   Principal Accounting Fees and Services

The fees billed for professional services rendered by our principal accountant are as follows:

Fiscal Year	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2012	$21,000	-	-	-
2013	$20,000	-	-	-

Pre-Approval Policies and Procedures

The board of directors must pre-approve any use of our independent accountants for any non-audit services. All services of our auditors are approved by our whole board and are subject to review by our whole board.

PART IV

Item 15   Exhibits, Financial Statement Schedules

Number	Exhibit
10.1	Amended and Restated Option Agreement dated November 20, 2013.(1)
10.2	Option Agreement dated October 15, ~~2013.(1~~2013.(2)
10.3	Agreement and Plan of Reorganization dated September 18, ~~2013.(2~~2013.(3)
10.4	Assignment of Working Interest dated July 18, ~~2013.(3~~2013.(4)
21	Subsidiaries
23	Consent of Chapman Petroleum Engineering Ltd.
31	Rule 13a-14(a) Certification of Chief Executive and Chief Financial Officer
32	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Chief Executive and Chief Financial Officer

99.1	Reserve Report of Chapman Petroleum Engineering Ltd.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

(1) Incorporated by reference to Exhibit 10.1 of the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2013 filed on November 27, 2013.

(~~1~~2) Incorporated by reference to Exhibit 10 of the Company's Current Report on Form 8-K dated October 21, 2013.

(~~2~~3) Incorporated by reference to Exhibit 10 of the Company's Current Report on Form 8-K dated September 23, 2013.

(~~3~~4) Incorporated by reference to Exhibit 10 of the Company's Current Report on Form 8-K dated July 22, 2013.

* Pursuant to applicable securities laws and regulations, we are deemed to have complied with the reporting obligation relating to the submission of interactive data files in such exhibits and are not subject to liability under any anti-fraud provisions of the federal securities laws as long as we have made a good faith attempt to comply with the submission requirements and promptly amend the interactive data files after becoming aware that the interactive data files fail to comply with the submission requirements. Users of this data are advised that, pursuant to Rule 406T, these interactive data files are deemed not filed and otherwise are not subject to liability.

30

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sara Creek Gold Corp.

Date: ~~November 27, 2013~~[●], 2014   /s/ Darren Katic

                                            Darren Katic
                                            Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Darren Katic
Darren Katic
Chief Executive Officer, Chief Financial Officer, President and Director
(Principal Executive Officer, Principal Financial and Accounting Officer)
~~November 27, 2013~~

[●], 2014

/s/ Kristian Andresen
Kristian Andresen
Director
November 27, 2013
-
-
-
-
-
[●], 2014

Exhibit 21

Subsidiaries

SCNRG, LLC, a California limited liability company

Exhibit 23.1

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the references to our firm in this Annual Report on Form 10-K (including any amendments thereto) filed by Sara Creek Gold Corp. to our estimates of reserves and value of reserves and our reports on reserves as of September 1, 2013 for the D.E.E.P. Property, Midway-Sunset Field prepared for SCNRG, LLC. We also consent to the inclusion of our reports dated September 1, 2013 as an exhibit included in such Annual Report.

Chapman Petroleum Engineering Ltd.

/C.W. Chapman/
C.W. Chapman, P. Eng.
President

445, 708 11th Avenue S.W., Calgary, Alberta
November 20, 2013[_____], 2014

Exhibit 31


CERTIFICATION


I, Darren Katic, certify that:

1.   I have reviewed this annual report on Form 10-K of Sara Creek Gold Corp.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   As the registrant's sole certifying officer, I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

   (b)   designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c)   evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d)   disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   As the registrant's sole certifying officer, I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: ~~November 27, 2013~~[●], 2014   - /s/ Darren Katic

                                              Darren Katic
                                              Chief Executive Officer and Chief Financial Officer

Exhibit 32


**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**


In connection with the Annual Report of Sara Creek Gold Corp. (the "Company") on Form 10-K for the year ended August 31, 2013, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Darren Katic, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: ~~November 27, 2013~~[●], 2014   - /s/ Darren Katic
                                                    Darren Katic
                                                    Chief Executive Officer and Chief Financial Officer

Exhibit 99.1

RESERVE AND ECONOMIC EVALUATION OIL PROPERTY

D.E.E.P. PROPERTY, MIDWAY – SUNSET FIELD
CALIFORNIA, USA

Prepared for

SCNRG LLC

September 1, 2013

November 19, 2013

SCNRG LLC
102, 326 South Pacific Coast Highway
Redondo Beach, CA
USA 90277

Attention: Mr. Darren Katic

Dear Sir:

Re: Reserve and Economic Evaluation – SCNRG LLC
      D.E.E.P. Property, Midway-Sunset Field, California, USA – September 1, 2013

In accordance with your authorization we have prepared a reserve and economic evaluation of an oil property located in California, USA, for SCNRG LLC (the "Company") for an effective date of September 1, 2013.

This evaluation has been carried out in accordance with the guidelines of Regulation S-X, Rule 4 -10 (a) of the Securities Exchange Act, with respect to the classification of Reserves. The report has been prepared and/or supervised by a "Qualified Reserves Evaluator" as demonstrated on the accompanying Certificate of Qualification of the author(s).

The SCOPE OF REPORT contains the authorization and purpose of the report and describes the methodology and economic parameters used in the preparation of this report.

The SUMMARY OF RESERVES AND ECONOMICS includes values at the property level and the consolidated cash flows for each accumulating reserve category, and contains the results of the economic forecasts using pricing guidelines as defined in Regulation S-X 210.4-10 22 (v), and expressed in United States dollars, as applicable for SEC filing. The net present values presented in this report do not necessarily represent the fair market value of the reserves evaluated in this report.

The DISCUSSION contains a description of the interests and burdens, reserves and geology, production forecasts, product prices, capital and operating costs and a map of each major property. The economic results and cash flow forecasts (before income tax) are also presented on an entity and property summary level.

A REPRESENTATION LETTER from the Company, confirming that to the best of their knowledge all the information they provided for our use in the preparation of this report was complete and accurate as of the effective date, is enclosed following the Glossary.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be significant. We have no responsibility to update our report for events and circumstances which may have occurred since the preparation date of this report.

Prior to public disclosure of any information contained in this report, or our name as author, our written consent must be obtained, as to the information being disclosed and the manner in which it is presented. This report may not be reproduced, distributed or made available for use by any other party without our written consent and may not be reproduced for distribution at any time without the complete context of the report, unless otherwise reviewed and approved by us.

We consent to the submission of this report, in its entirety, to securities regulatory agencies and stock exchanges, by the Company.

It has been a pleasure to prepare this report and the opportunity to have been of service is appreciated.

Yours very truly,

Chapman Petroleum Engineering Ltd.

[Original Signed By:]

C.W. Chapman

C.W. Chapman, P.Eng.,
President

[Original Signed By:]

M. Stromar

M. Stromar, M.Sc., P.Eng.,
Associate

PERMIT TO PRACTICE
CHAPMAN PETROLEUM ENGINEERING LTD.
[Original Signed By:]
Signature *C.W. Chapman*
Date *November 25, 2013*
PERMIT NUMBER: P 4201
The Association of Professional Engineers and Geoscientists of Alberta

ms/lml/5830

CERTIFICATE OF QUALIFICATION

I, C. W. CHAPMAN, P. Eng., Professional Engineer of the City of Calgary, Alberta, Canada, officing at Suite 445, 708 – 11th Avenue S.W., hereby certify:

1. THAT I am a registered Professional Engineer in the Province of Alberta and a member of the Australasian Institute of Mining and Metallurgy.

2. THAT I graduated from the University of Alberta with a Bachelor of Science degree in Mechanical Engineering in 1971.

3. THAT I have been employed in the petroleum industry since graduation by various companies and have been directly involved in reservoir engineering, petrophysics, operations, and evaluations during that time.

4. THAT I have in excess of 25 years in the conduct of evaluation and engineering studies relating to oil & gas fields in Canada and around the world.

5. THAT I participated directly in the evaluation of these assets and properties and preparation of this report for SCNRG LLC, dated November 19, 2013 and the parameters and conditions employed in this evaluation were examined by me and adopted as representative and appropriate in establishing the value of these oil and gas properties according to the information available to date.

6. THAT I have not, nor do I expect to receive, any direct or indirect interest in the properties or securities of SCNRG LLC its participants or any affiliate thereof.

7. THAT I have not examined all of the documents pertaining to the ownership and agreements referred to in this report, or the chain of Title for the oil and gas properties discussed.

8. A personal field examination of these properties was considered to be unnecessary because the data available from the Company's records and public sources was satisfactory for our purposes.

[Original Signed By:]

C.W. Chapman

C.W. Chapman, P.Eng.
President

PERMIT TO PRACTICE
CHAPMAN PETROLEUM ENGINEERING LTD.
[Original Signed By:]
Signature _____ *C.W. Chapman* _____
Date _____ *November 25, 2013* _____
PERMIT NUMBER: P 4201
The Association of Professional Engineers and Geoscientists of Alberta

4

Chapman Petroleum Engineering Ltd.

CERTIFICATE OF QUALIFICATION

I, MIRO STROMAR, M. Sc., P. Eng., Professional Engineer of the City of Calgary, Alberta, Canada, officing at Suite 445, 708 – 11th Avenue S.W., hereby certify:

1. THAT I am a registered Professional Engineer in the Province of Alberta.

2. THAT I graduated from the University of Zagreb with a Masters of Science degree in Chemical Engineering in 1974.

3. THAT I have been employed in the petroleum industry since graduation by various companies and have been directly involved in reservoir engineering, petrophysics, operations, and evaluations during that time.

4. THAT I have in excess of 20 years in the conduct of evaluation and engineering studies relating to oil & gas fields in Canada and around the world.

5. THAT I participated directly in the evaluation of these assets and properties and preparation of this report for SCNRG LLC, dated November 19, 2013 and the parameters and conditions employed in this evaluation were examined by me and adopted as representative and appropriate in establishing the value of these oil and gas properties according to the information available to date.

6. THAT I have not, nor do I expect to receive, any direct or indirect interest in the properties or securities of SCNRG LLC, its participants or any affiliate thereof.

7. THAT I have not examined all of the documents pertaining to the ownership and agreements referred to in this report, or the chain of Title for the oil and gas properties discussed.

8. A personal field examination of these properties was considered to be unnecessary because the data available from the Company's records and public sources was satisfactory for our purposes.

[Original Signed By:]

M. Stromar

M. Stromar, M.Sc., P.Eng.,
Associate

Chapman Petroleum Engineering Ltd.

CERTIFICATE OF QUALIFICATION

I, HAROLD J. RYAN, P. Geol., Professional Geologist of the City of Calgary, Alberta, Canada, officing at Suite 445, 708 – 11th Avenue S.W., hereby certify:

1. THAT I am a registered Professional Geologist in the Province of Alberta, a Fellow of the Geological Association of Canada and a Fellow of the Geological Society of London.

2. THAT I graduated from the University of Calgary with a Bachelor of Science degree in Geology in 1983.

3. THAT I have been employed in the petroleum industry since graduation by various companies and have been directly involved in petroleum geology, petrophysics, operations, and evaluations during that time.

4. THAT I have in excess of 15 years of experience in the conduct of evaluation and geological studies relating to oil and gas fields in Canada and internationally.

5. THAT I participated directly in the evaluation of these assets and properties and preparation of this report for SCNRG LLC, dated November 19, 2013 and the parameters and conditions employed in this evaluation were examined by me and adopted as representative and appropriate in establishing the value of these oil and gas properties according to the information available to date.

6. THAT I have not, nor do I expect to receive, any direct or indirect interest in the properties or securities of SCNRG LLC, its participants or any affiliate thereof.

7. THAT I have not examined all of the documents pertaining to the ownership and agreements referred to in this report, or the chain of Title for the oil and gas properties discussed.

8. A personal field examination of these properties was considered to be unnecessary because the data available from the Company's records and public sources was satisfactory for our purposes.

[Original Signed By:]

Harold J. Ryan

Harold J. Ryan, P.Geol.
Manager Geoscience

Chapman Petroleum Engineering Ltd.

RESERVE AND ECONOMIC EVALUATION
OIL PROPERTY

D.E.E.P. PROPERTY, MIDWAY – SUNSET FIELD
CALIFORNIA, USA

Prepared for

SCNRG LLC

September 1, 2013

TABLE OF CONTENTS

Chapman Petroleum Engineering Ltd.

SCOPE OF REPORT

Authorization

This evaluation has been authorized by Mr. Darren Katic, on behalf of SCNRG LLC. The engineering analysis has been performed during the months of October and November 2013.

Purpose

The purpose of this report was to prepare a third party independent appraisal of the oil reserves owned by SCNRG LLC for the Company's financial planning.

The values in this report do not include the value of the Company's undeveloped land holdings nor the tangible value of their interest in associated plant and well site facilities they may own. The cash flow forecasts account for well and/or facility abandonment and reclamation costs and the offsetting salvage value of the tangible equipment after abandonment.

Reserve Definitions

Proved and probable reserves as classified in the report have been based on Rule 4-10(a) of Regulation S-X of the Securities Exchange Act:

Classification of Reserves

Proved Oil and Gas Reserves.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Chapman Petroleum Engineering Ltd.

(i) The area of the reservoir considered as proved includes:
  (A) The area identified by drilling and limited by fluid contacts, if any, and
  (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
  (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and
  (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Chapman Petroleum Engineering Ltd.

Probable Reserves

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

Possible Reserves

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Barrel of Oil Equivalent

If at any time in this report reference is made to "Barrels of Oil Equivalent" (BOE), the conversion used is 6 Mscf : 1 STB (6 Mcf : 1 bbl).

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.

Chapman Petroleum Engineering Ltd.

Sources of Information

Source of the data used in the preparation of this report are as follows:

i)   Ownership and Burdens have been derived from the Company's land records and other information from the Company as required for clarification

ii)   Production data is acquired from public data sources, except for very recent data or certain wells which are provided directly by the Company

iii)   Well data is accessed from the Company's well files and from public data sources

iv)   Operating Costs are based on actual revenue and expense statements provided by the Company for established properties or from discussions with the Company and our experience in the area for new properties

v)   Price differentials are derived from revenue statements, compared to actual posted prices for the appropriate benchmark price over a period of several months

vi)   Timing of Development Plans and Capital estimates are normally determined by discussions with the Company together with our experience and judgement

Product Prices

The price used for each area in this report, in accordance with SEC regulation S-X rule 4-10, was the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month, within such period, unless prices are defined by contractual arrangements, excluding escalations based on future conditions.

Adjustments for crude quality, gas heating value and NGL trucking and fractionation have still been applied to the average prices to reflect actual prices being received. In addition, no escalation has been applied to either the capital expenditures or operating costs.

The average price shown in the cash flows may differ from year to year due to variations in the proportionate production volumes from each property relative to the total.

For the purpose of US Security Exchange Commission filing, the results of the Constant Prices and Cost case for proved and probable reserves are expressed in United States dollars are presented in the Summary of Reserves and Economics (SEC).

Chapman Petroleum Engineering Ltd.

Product Sales Arrangements

The Company does not have any "hedge" contracts in place at this time.

Capital Expenditures and Operating Costs

Operating costs and capital expenditures have been based on historical experience and analogy where necessary and have not been escalated.

Income Tax Parameters

Net cash flows after consideration of corporate income tax have not been included in this report.

Abandonment and Restoration

Abandonment and restoration costs, net of salvage, have been included in the cash flows for the final event of any particular well. The abandonment cost does not impact the economic limit and is included in the final year of production automatically by ERGO. For marginal wells nearing the end of their economic life, these costs may result in a negative net present value.

In this report, we have account for these costs for only the wells which are being included and have not included other shut-in or suspended wells in the Company's inventory or their facilities and pipelines.

Economics

The results of the before tax economic analysis, which are presented for each entity and property summary, are in a condensed form presented on one page for simplicity in analyzing the cash flows, however, if for any reason more extensive breakdown of the cash flow is required, a separate schedule can be provided showing the full derivation and breakdown of any or all of the columns on the summary page.

The economic presentation shows the gross property and company gross and net (before and after royalty) production of oil gas and each NGL product along with the product prices adjusted for oil quality and heating value of gas. Oil prices also include the deduction for trucking costs where applicable for royalty deductions.

Chapman Petroleum Engineering Ltd.

The second level includes the revenues, royalties, operating costs, processing income, abandonment costs, capital and cash flow of the property. Operating costs are presented for the gross property and the company share, split between variable and fixed costs, and the effective cost per BOE.

Net revenues are presented annually and as a net back in $/BOE @ 6 Mscf/STB. Revenue from custom processing of oil or gas is presented separately.

The third level of data presents the cumulative cash flow values (present worth) for various discount rates. Also, the net cash flow breakdown is presented. The project profitability criteria are summarized on the bottom right of the page. These data are not relevant in the case of corporate evaluations but are useful in assessing individual capital projects.

Constant Price Parameters

The Constant Price values utilized in this report are the latest prices being received posted prices for oil by the Company.

Adjustments for crude quality, gas heating value and NGL trucking and fractionation have still been applied to the average prices to reflect actual prices being received. In addition, no escalation has been applied to either the capital expenditures or operating costs.

In the Constant Price cash flows the magnitude of the gross and net reserves will not change except where production forecasts have been truncated or extended due to economic limits being reached earlier or later in the life of the properties than in the forecast price case, and due to the impact of royalties which are price related.

The average price shown in the cash flows may differ from year to year due to variations in the proportionate production volumes from each property relative to the total.



SAN JOAQUIN BASIN
DISTRICT 3
SAN LUIS OBISPO
KERN
Bakersfield
Paso Robles
San Luis Obispo
Santa Maria
CUYAMA BASIN
SANTA BARBARA
DISTRICT 2
LOS ANGELES
VENTURA
VENTURA BASIN
SANTA MARIA BASIN
Santa Barbara
Ventura
Los Angeles
Long Beach
Cypress
34°
121°

Area of Interest

Sacramento
San Francisco
CALIFORNIA
D.E.E.P. PROPERTY
Los Angeles

SCNRG LLC

D.E.E.P. PROPERTY
MIDWAY - SUNSET FIELD

SOUTHERN CALIFORNIA, U.S.A.

ORIENTATION MAP

SEP. 2013 JOB No. 5830

16

Chapman Petroleum Engineering Ltd.

D.E.E.P. PROPERTY, MIDWAY – SUNSET FIELD

CALIFORNIA, USA

INDEX

Discussion

Ownership
Geology
Reserves
Production
Product Prices
Capital Expenditures
Operating Costs
Economics

Attachments

Chapman Petroleum Engineering Ltd.

Proved Plus Probable Developed Producing
e)   6 Wells, Monarch SS and Top Oil

Proved Plus Probable Undeveloped
f)   12 Wells, Monarch SS

Figure 4: Production History and Forecast – Company Share

D.E.E.P. PROPERTY, MIDWAY – SUNSET FIELD
CALIFORNIA, USA
INDEX

Ownership

The Company owns a 66.67 percent working interest in 40 acres of land containing three producing and three shut in heavy oil wells, as shown on the map, Figure 1. Production is subject to a 20.9 percent freehold royalty.

A detailed description of the lands, interests and royalty burdens is presented in Table 1.

Geology

The San Joaquin Basin is a deep asymmetric synclinal downwarp that underlies the Central Valley of California. The basin is a prolific oil-producing area that originated in the Late Mesozoic. The Midway-Sunset Oil Field is located along the southwestern flank of the basin, as shown on the orientation map illustrated in Figure 1. It is the largest field in the southern portion of San Joaquin Basin and has produced over 2 billion barrels of oil.

There are two productive zones on the Company property. The Monarch Sand is a submarine fan sandstone of Miocene Age encapsulated within the Belridge Diatomite Member of the Monterey Formation. The Top Oil Sand is the basal unit of the San Joaquin Formation of Pliocene Age. Both these units are shown on the Table of Formations chart illustrated in Figure 2a.

The Monarch Sand is found at an average depth of 1600 feet on the Company property. It is a silty fine to very fine grained sandstone containing heavy oil within a stratigraphic-structural trap. A map of total net oil sand is illustrated in Figure 2b. The thickness is up to over 55 feet within an upper "A" and lower "B" sandstone unit.

An additional potential of this property is the Top Oil Sand is found at an average depth of 1400 feet on the Company property and is a fine to very fine grained sand with silt and shale inclusions, heavy oil is stratigraphically trapped within this unit which can be up to over 35 feet in thickness on the Company land, as shown on the isopach map illustrated in Figure 2c.

Chapman Petroleum Engineering Ltd.

Reserves

Total gross remaining proved developed producing heavy oil reserves of 4 MSTB have been estimated for the Monarch and Top Oil zones in three producing wells based on decline analysis of their production performance.

Total proved undeveloped heavy oil reserves of 335 MSTB have been estimated for the same zones in twelve future locations in anticipation of steam assisted recovery based on geological mapping and reservoir parameters derived from log analysis, and analogy to successful steam scheme recoveries in immediate vicinity of the lands.

Incremental probable producing reserves of 2 MSTB have been assigned to the five producing wells in anticipation of a better performance than in the proved case.

Incremental probable undeveloped reserves of 167 MSTB have been assigned to the same twelve locations in anticipation of a better recovery than in the proved case.

A summary of reserves is presented in Table 2, and the reserves and reservoir parameters are presented in table 2a.

Production

Production from the area currently averages 4 STB/d and is expected to gradually decline to economic limits.

The non-producing probable reserves are expected to commence production in 2014 on a steam cycling scheme, i.e. super heated steam injection into two diagonally opposed wells (A locations) for a month, then producing them while injecting steam into B locations. This would be an alternating scheme on one month cycles, so at any given time, six wells would be producing. The wells are expected to commence production at initial rates of 8 STB/d per well, peak at 15 STB/d per well in 2015, then commence a gradual decline.

In the proved plus probable scenario, all those rates are expected to be 50 percent higher.

A production history graph is shown on Figure 3a for the proved case and Figure 3b for the proved plus probable case.

Chapman Petroleum Engineering Ltd.

Product Prices

An average 2013 price of $95.07/STB of heavy oil has been utilized based on production and revenue statements provided by the Company. The Company receives a price that is $0.52 cents premium relative to the SEC price of $94.55.

Capital Expenditures

Total development expenditures of $5,240,000 (3,494,000 net the Company) have been anticipated for this project as detailed in Table 3a.

Total abandonment and restoration liabilities of $300,000 ($200,000 net to the Company) have been anticipated for this project as detailed in Table 3b.

Operating Costs

Operating costs of $1,500 per producing well per month as well as $7.00 per STB and $3,000 per future wells per month plus $20.00/STB, which includes the cost of steam generation, have been estimated based on production and revenue statements provided by the Company.

Economics

An economic summary is presented in Table 4, and the results of our economic analysis are presented in Table 4a through 4f.

The Company's total historical production together with our proved producing and proved plus probable forecast is presented on Figure 4.

Chapman Petroleum Engineering Ltd.



T. 11N / R. 23W

△ WELL OF INTEREST

⊙ LOCATION

🟨 COMPANY LANDS

SCNRG LLC

D.E.E.P. PROPERTY
MIDWAY - SUNSET FIELD
SOUTHERN CALIFORNIA, U.S.A.
LAND AND WELL MAP

SEP. 2013   JOB No. 5830   FIGURE No. 1

22

Table 1

Schedule of Lands, Interests and Royalty Burdens
September 1, 2013

SCNRG LLC
D.E.E.P Lease, Kern Co., California

Description	Rights Owned	Gross Acres	Appraised Interest Working %	Appraised Interest Royalty %	Royalty Burdens Basic %	Royalty Burdens Overriding %
Twp 11N Rge 23W						
Sec 7:W/2 lsd 2, W/2 lsd 7	[A]	40	66.6700	-	FH-20.92	-

CHEVRON U.S.A.
Well 566X
Section 34 T31S R23E
K.B. 915'
T.D. 9104'
M.Y.B.P.
SYSTEMS
SERIES
FORMATIONS
OUTCROP STRATIGRAPHIC NOMENCLATURE
SUBSURFACE STRATIGRAPHIC NOMENCLATURE
LOG MARKERS
UNITS OF LOCAL USAGE
MIOCENE SANDSTONE UNITS
MAJOR UNITS PLIOCENE & PLEISTOCENE FORMATIONS & MIOCENE SHALE UNITS
QUATERNARY
TERTIARY
HOLOCENE
PLEISTOCENE
PLIOCENE
LATE MIOCENE
Qal
Qaf
Qc
Qft
Qt
QTt
TULARE FORMATION
SAN JOAQUIN FM.
ETCHEGOIN FORMATION
MONTEREY FORMATION
Tmb
Tms
Tmc
Tmr
Tma
Tmw
Tmu
Tmm
Tmcf
ARTIFICIAL FILL
COLLUVIUM
ALLUVIUM
LANDSLIDE DEPOSITS
UNCONFORMITY
ALLUVIAL FAN TERRACE DEPOSITS
ALLUVIAL TERRACE DEPOSITS
ANGULAR UNCONFORMITY
NOT PRESENT IN OUTCROP
SANTA MARGARITA SANDSTONE MEMBER
BELRIDGE DIATOMITE MEMBER
TMB 1,2,3 UNITS ARE PALEOLANDSLIDES DEPOSITS
CROCKER SANDSTONE MEMBER
REPUBLIC SANDSTONE MEMBER
ANTELOPE SHALE MEMBER
WILLIAMS SANDSTONE MEMBER
UNDIFFERENTIATED SANDSTONE MEMBER
McDONALD SHALE MEMBER
CROCKER FLAT PALEOLANDSLIDE
GAMMA RAY
SPONTANEOUS POTENTIAL
RESISTIVITY
CONDUCTIVITY
SONIC
UPPER
MIDDLE
LOWER
A
B
C
D
E
F
MYA TAR
TOP OIL
TOP GUSHER SAND
BASE GUSHER SAND
TOP CALITROLEUM
BASE CALITROLEUM
TOP JAMIESON SAND
POTTER "C" EQUIV. POINT
"T" MARKER
"AC" MARKER ("N POINT")
"AF" MARKER
"SQUARE"
"DIAMOND"
"BEARD"
"Y POINT"
"CIRCLE"
"O-I"
"DELTA" ("M")
"SHOULDER" ("C")
"STRIPES"
"P1" ("P4") BENTONITE
1ST-6TH MYA
SCALEZ
SUB-SCALEZ
KINSEY MULINIA
WILHELM
JAMIESON
OLIG
42-9
33B
MARVIC
555
LAKEVIEW
D CHANNEL
SUB-LAKEVIEW
CROCKER CANYON
MONARCH
REGENT
SOVEREIGN
INTERMEDIATE WEBSTER
10-10
EXETER
VICEROY
WEBSTER
29D
MOCO T SANDS
UVIGERINA "C" SANDS
SUBMOCO SANDS
OBISPO SANDS
METSON
PULV
POTTER SANDS
SPELLACY SANDS
REPUBLIC SANDS
WILLIAMS SANDS
LEUTHOLTZ SANDS
TULARE FM.
SAN JOAQUIN FM.
ETCHEGOIN FM.
REEF RIDGE SHALE
BELRIDGE DIATOMITE
ANTELOPE SHALE
McDONALD SHALE
2
4
5
7
9
10

SCNRG LLC

MIDWAY - SUNSET FIELD

SOUTHERN CALIFORNIA, U.S.A.

TABLE OF FORMATIONS

SEP. 2013 JOB No. 5830 FIGURE No. 2a

24

Chapman Petroleum Engineering Ltd.



T. 11N / R. 23W

COMPANY LANDS

SCNRG LLC

**D.E.E.P. PROPERTY
MIDWAY - SUNSET FIELD**
SOUTHERN CALIFORNIA, U.S.A.
**ISOPACH OF TOTAL NET
MONARCH OIL SANDS**
C.I. = 5 feet

SEP. 2013   JOB No. 5830   FIGURE No. 2b

Chapman Petroleum Engineering Ltd.


CHEVRON
OIL PRODUCERS
(Graham)
(Sampliner)
N-W OIL CO
GIBSON
RING OIL CO
Chevron USA, Inc
(Monarch)
(Newsome-Windes)
WELLS WITH TOP OIL SALVAGE
PERFORATION POTENTIAL
N AMERICAN
T.11N/R.23W

COMPANY LANDS

SCNRG LLC

D.E.E.P. PROPERTY
MIDWAY - SUNSET FIELD

SOUTHERN CALIFORNIA, U.S.A.

ISOPACH OF TOP OIL SAND

C.I. = 5 feet

SEP. 2013 JOB No. 5830 FIGURE No. 2c

26

Table 2

Summary of Reserves
September 1, 2013

D.E.E.P Lease, Kern Co., California

Description		Current or Initial Rate STB/d	API Gravity (Deg)	Ultimate ROIP (MSTB)	Cumulative Production (MSTB)	Remaining ROIP (MSTB)	Reference
Heavy Oil							
Proved Developed Producing							
Six Wells	Monarch and Top Oil	4	15	126	122	4	Figure 3a
Total Proved Developed Producing		**4**		**126**	**122**	**4**	
Proved Undeveloped							
Thermal Project - Development	Monarh SS		15	335	0	335	Table 2a
Total Proved Undeveloped				**335**	**0**	**335**	
Total Proved				**461**	**122**	**339**	
Probable							
Six Wells	Monarch and Top Oil (incr.)		15	2	0	2	Figure 3b
Thermal Project - Development	Monarh SS (incr.)		15	167	0	167	Table 2a
Total Probable				**169**	**0**	**169**	
Total Proved Plus Probable				**630**	**122**	**508**	

27

Table 2a

SUMMARY OF GROSS RESERVES AND RESERVOIR PARAMETERS
September 1, 2013

DEEP LEASE, CALIFORNIA

	D.E.E.P. Lease Monarch SS (1)	
	Proved Undeveloped	Proved Plus Probable
PRODUCT TYPE		
Heavy Oil		
RESERVOIR PARAMETERS		
Reservoir Pressure, psia	745	745
Reservoir Temperature, deg F	76	76
Average Porosity, %	30.0	30.0
Average Water Saturation, %	30.0	30.0
Formation Volume Factor, RB/STB	1.050	1.050
Petroleum Initially-in-Place, STB/ac.ft	1551.6	1551.6
Recovery Factor, %	24	37
RESERVES		
Net Pay, ft	39.0	39.0
Area, acres	23	23
Petroleum Initially-in-Place, STB	1,391,785	1,391,785
Reserves Initially-in-Place, STB	335,420	508,002
Cumulative Production, STB	0	0
Remaining Reserves, STB	**335,420**	**508,002**

Note: (1) Interval 480.0 - 495.0 m KB.



Figure 3a

PRODUCTION HISTORY

SIX WELLS

Field: DEEP LEASE
Formation: MONARCH&TOP

Proved Developed Producing

Chapman Petroleum Engineering Ltd.

Calendar Year

Number of Wells
GOR, scf/STB × 10
Water Cut, %   × 0.1
Daily Oil, STB/d



Figure 3b

Proved Plus Probable

PRODUCTION HISTORY

SIX WELLS

Field: DEEP LEASE
Formation: MONARCH&TOP

Chapman Petroleum Engineering Ltd.

Calendar Year

Number of Wells
o GOR, scf/STB × 10
+ Water Cut, % x0.1
- Daily Oil, STB/d

30

Summary of Anticipated Capital Expenditures
Development
September 1, 2013
SCNRG LLC
D.E.E.P Lease, Kern Co., California

Description	Date	Operation	Capital Interest %	Gross Capital M$	Net Capital M$
Proved Undeveloped					
Drill twelwe wells	2014	Drill twelwe wells	66.6700	4,600	3,067
Upgrade facilities	2015	Expand facilities	66.6700	640	427
		Total Proved Undeveloped		5,240	3,494
		Total Proved		5,240	3,494

Note: The above capital values are expressed in terms of current dollar values without escalation.

Table 3b

Summary of Anticipated Capital Expenditures
Abandonment and Restoration

September 1, 2013
SCNRG LLC
D.E.E.P Lease, Kern Co., California

Well location	Operation	Year	Working Interest %	Gross Capital M$	Net Capital M$
Abandon wells and future locations	Abandon 17 wells		66.6700	300.0	200.0
			Total	300.0	200.0

Note: The above capital values are expressed in terms of current dollar values without escalation.

Chapman Petroleum Engineering Ltd.

SCNRG LLC

D.E.E.P. LEASE, CALIFORNIA

Net To Appraised Interest

Description			Light and Medium Oil MSTB		Heavy Oil MSTB		Sales Gas MMscf		NGL Mbbls		Cumulative Cash Flow (BIT) - M$ Discounted at:				
			Gross	Net	Gross	Net	Gross	Net	Gross	Net	Undisc.	5%/year	10%/year	15%/year	20%/year
Proved Developed Producing															
Total	Monarch SS and Top Oil		0	0	2	2	0	0	0	0	64	61	57	54	52
Total Proved Developed Producing			**0**	**0**	**2**	**2**	**0**	**0**	**0**	**0**	**64**	**61**	**57**	**54**	**52**
Proved Undeveloped															
12 Wells	Monarch SS		0	0	223	177	0	0	0	0	6,327	4,536	3,227	2,255	1,523
Total Proved Undeveloped			**0**	**0**	**223**	**177**	**0**	**0**	**0**	**0**	**6,327**	**4,536**	**3,227**	**2,255**	**1,523**
Total Proved			**0**	**0**	**226**	**179**	**0**	**0**	**0**	**0**	**6,391**	**4,597**	**3,284**	**2,309**	**1,575**
Probable															
Probable Developed Producing															
Total	Monarch SS and Top Oil	Incr.	0	0	1	1	0	0	0	0	40	34	30	26	23
Total Probable Developed Producing			**0**	**0**	**1**	**1**	**0**	**0**	**0**	**0**	**40**	**34**	**30**	**26**	**23**
Probable Undeveloped															
12 Wells	Monarch SS	Incr.	0	0	112	88	0	0	0	0	6,114	4,910	4,013	3,331	2,804
Total Probable Undeveloped			**0**	**0**	**112**	**88**	**0**	**0**	**0**	**0**	**6,114**	**4,910**	**4,013**	**3,331**	**2,804**
Total Probable			**0**	**0**	**113**	**89**	**0**	**0**	**0**	**0**	**6,154**	**4,944**	**4,043**	**3,357**	**2,827**
Total Proved Plus Probable			**0**	**0**	**339**	**268**	**0**	**0**	**0**	**0**	**12,545**	**9,541**	**7,327**	**5,666**	**4,402**

M$ means thousands of United States dollars

Gross reserves are the total of the Lease's working and/or royalty interest share before deduction of royalties owned by others.

Net reserves are the total of the Lease's working and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

Columns may not add precisely due to accumulative rounding of values throughout the report.

Chapman Petroleum Engineering Ltd.

Table 4a

EVALUATION OF: D.E.E.P. LEASE, CALIFORNIA - Proved Developed Producing

ERGO v7.43 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 15-NOV-2013 5830_$C
EFF:01-SEP-2013 DISC:01-SEP-2013 PROD:01-SEP-2013
RUN DATE: 15-NOV-2013 TIME: 15:33
FILE: HcalPP1.DAX

WELL/LOCATION - Total (Monarch SS and Top Oil)
EVALUATED BY -
COMPANY EVALUATED - SCNRG LLC
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 3604 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL

INTEREST

AVG WI 66.6700%

ROYALTIES/TAXES

STATE + AVG FH 20.92%

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2013	3	95.07	4.1	502	335	265
2014	3	95.07	3.8	1389	926	732
2015	3	95.07	3.4	1228	819	648
2016	3	95.07	1.3	485	323	256
SUB				3604	2403	1900
REM				0	0	0
TOT				3604	2403	1900

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -$-	Future Revenue (FR) Oil -$-	SaleGas -$-	Products -$-	Total -$-	Royalties State -$-	Other -$-	Mineral -$-	-%-	Operating Costs Fixed -$-	Variable -$-	$/STB	FR After Roy&Oper -$-	Net back $/STB	Proc& Other Income -$-	Cap'l Costs -$-	Aband Costs -$-	Future Net Rev Undisc -$-	10.0% -$-
2013	0	31822	0	0	31822	0	6657	0	20.9	12001	2343	42.85	10821	32.33	0	0	0	10821	10650
2014	0	88018	0	0	88018	0	18413	0	20.9	36002	6481	45.89	27122	29.30	0	0	0	27122	25049
2015	0	77855	0	0	77855	0	16287	0	20.9	36002	5732	50.96	19833	24.22	0	0	0	19833	16652
2016	0	30738	0	0	30738	0	6430	0	20.9	15526	2263	55.02	6518	20.16	0	0	0	6518	4975
SUB	0	228433	0	0	228433	0	47788	0	20.9	99531	16820		64295		0	0	0	64295	57327
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	0	228433	0	0	228433	0	47788	0	20.9	99531	16820		64295		0	0	0	64295	57327

NET PRESENT VALUE (-$-)

Discount Rate	.0%	5.0%	8.0%	10.0%	12.0%	15.0%	20.0%
FR After Roy & Oper.	64295	60585	58581	57327	56132	54443	51875
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	0	0	0	0	0	0	0
Abandonment Costs ..	0	0	0	0	0	0	0
Future Net Revenue .	64295	60585	58581	57327	56132	54443	51875

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	66.7	66.7					
% of Future Revenue.			20.9	50.9	28.1	.0	28.1

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	n/a
Profit Index (undisc.)	n/a
(disc. @ 10.0%) .	n/a
(disc. @ 5.0%) .	n/a
First Payout (years)	n/a
Total Payout (years)	n/a
Cost of Finding ($/BOE)	n/a
NPV @ 10.0% ($/STB)	23.86
NPV @ 5.0% ($/STB)	25.21

34

Table 4b

EVALUATION OF: D.E.E.P. LEASE, CALIFORNIA
============== Total Proved Consolidation

ERGO v7.43 P2 ENERGY SOLUTIONS TOTAL
GLOBAL : 15-NOV-2013 5830_$C
EFF:01-SEP-2013 DISC:01-SEP-2013
RUN DATE: 15-NOV-2013 TIME: 15:36
FILE:

EVALUATED BY -
COMPANY EVALUATED - SCNRG LLC
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

TOTAL CAPITAL COSTS - 5240 -M$-
TOTAL ABANDONMENT - 300 -M$-

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2013	3	95.07	4.1	502	335	265
2014	11	95.07	49.8	18164	12110	9576
2015	15	95.07	68.4	24953	16636	13156
2016	15	95.07	118.3	43190	28795	22771
2017	12	95.07	176.0	64240	42829	33869
2018	12	95.07	164.0	59860	39909	31560
2019	12	95.07	150.0	54750	36502	28866
2020	12	95.07	137.0	50005	33338	26364
2021	12	95.07	62.8	22937	15292	12093
SUB				338601	225745	178519
REM				0	0	0
TOT				338601	225745	178519

= P/T = ============ COMPANY SHARE FUTURE NET REVENUE ============

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/BOE	FR After Roy&Oper -M$-	Net back $/BOE	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	Future Net Rev 10.0% -M$-
2013	0	32	0	0	32	0	7	0	20.9	12	2	42.85	11	32.33	0	0	0	11	11
2014	4600	1151	0	0	1151	0	241	0	20.9	198	230	35.36	482	39.82	0	3067	0	-2585	-2387
2015	640	1582	0	0	1582	0	331	0	20.9	348	322	40.28	581	34.90	0	427	0	154	129
2016	0	2738	0	0	2738	0	573	0	20.9	328	572	31.23	1266	43.95	0	0	0	1266	966
2017	0	4072	0	0	4072	0	852	0	20.9	312	857	27.29	2051	47.90	0	0	0	2051	1423
2018	0	3794	0	0	3794	0	794	0	20.9	312	798	27.82	1890	47.36	0	0	0	1890	1192
2019	0	3470	0	0	3470	0	726	0	20.9	312	730	28.55	1702	46.63	0	0	0	1702	976
2020	0	3169	0	0	3169	0	663	0	20.9	312	667	29.36	1528	45.82	0	0	0	1528	796
2021	300	1454	0	0	1454	0	304	0	20.9	270	306	37.65	574	37.54	0	0	200	374	177
SUB	5540	21462	0	0	21462	0	4490	0	20.9	2403	4484		10085		0	3494	200	6391	3284
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	5540	21462	0	0	21462	0	4490	0	20.9	2403	4484		10085		0	3494	200	6391	3284

============ NET PRESENT VALUE (-M$-) ============

Discount Rate	.0%	5.0%	8.0%	10.0%	12.0%	15.0%	20.0%
FR After Roy & Oper.	10085	8068	7118	6570	6079	5436	4562
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	3494	3335	3247	3191	3137	3059	2939
Abandonment Costs ..	200	136	109	95	82	67	48
Future Net Revenue .	6391	4597	3762	3284	2860	2309	1575

============ COMPANY SHARE ============

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	66.7	66.7					
% of Future Revenue.			20.9	32.1	47.0	16.3	29.8

============ PROFITABILITY ============

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	39.7
Profit Index (undisc.)	1.7
(disc. @ 10.0%) .	1.0
(disc. @ 5.0%) .	1.3
First Payout (years)	.3
Total Payout (years)	4.0
Cost of Finding ($/BOE)	16.36
NPV @ 10.0% ($/BOE)	14.55
NPV @ 5.0% ($/BOE)	20.36

Table 4c

EVALUATION OF: D.E.E.P. LEASE, CALIFORNIA
============== Total Proved Plus Probable Consolidation

ERGO v7.43 P2 ENERGY SOLUTIONS TOTAL
GLOBAL : 15-NOV-2013 5830_$C
EFF:01-SEP-2013 DISC:01-SEP-2013
RUN DATE: 15-NOV-2013 TIME: 15:36
FILE:

EVALUATED BY -
COMPANY EVALUATED - SCNRG LLC
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

TOTAL CAPITAL COSTS - 5240 -M$-
TOTAL ABANDONMENT - 300 -M$-

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2013	3	95.07	4.1	506	337	267
2014	11	95.07	72.5	26468	17646	13955
2015	15	95.07	101.7	37108	24740	19564
2016	15	95.07	179.4	65480	43656	34523
2017	15	95.07	267.1	97509	65010	51410
2018	15	95.07	247.4	90304	60206	47611
2019	12	95.07	225.0	82125	54753	43298
2020	12	95.07	206.0	75190	50129	39642
2021	12	95.07	91.3	33314	22210	17564
2022	12	95.07	.7	247	165	130
SUB				508252	338852	267964
REM				0	0	0
TOT				508252	338852	267964

= P/T = ==== COMPANY SHARE FUTURE NET REVENUE ====

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/BOE	FR After Roy&Oper -M$-	Net back $/BOE	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2013	0	32	0	0	32	0	7	0	20.9	12	2	42.58	11	32.61	0	0	0	11	11
2014	4600	1678	0	0	1678	0	351	0	20.9	198	340	30.51	788	44.67	0	3067	0	-2279	-2104
2015	640	2352	0	0	2352	0	492	0	20.9	348	483	33.60	1029	41.58	0	427	0	602	505
2016	0	4150	0	0	4150	0	868	0	20.9	348	862	27.73	2072	47.46	0	0	0	2072	1581
2017	0	6180	0	0	6180	0	1293	0	20.9	348	1290	25.20	3249	49.98	0	0	0	3249	2255
2018	0	5724	0	0	5724	0	1197	0	20.9	317	1203	25.24	3007	49.94	0	0	0	3007	1897
2019	0	5205	0	0	5205	0	1089	0	20.9	312	1095	25.70	2709	49.48	0	0	0	2709	1554
2020	0	4766	0	0	4766	0	997	0	20.9	312	1003	26.22	2454	48.96	0	0	0	2454	1279
2021	0	2112	0	0	2112	0	442	0	20.9	312	444	34.05	914	41.13	0	0	0	914	433
2022	300	16	0	0	16	0	3	0	20.9	4	3	41.28	6	33.90	0	0	200	-194	-84
SUB	5540	32215	0	0	32215	0	6739	0	20.9	2511	6727		16238		0	3494	200	12545	7327
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	5540	32215	0	0	32215	0	6739	0	20.9	2511	6727		16238		0	3494	200	12545	7327

==== NET PRESENT VALUE (-M$-) ====

Discount Rate	.0%	5.0%	8.0%	10.0%	12.0%	15.0%	20.0%
FR After Roy & Oper.	16238	13006	11483	10604	9817	8784	7381
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	3494	3335	3247	3191	3137	3059	2939
Abandonment Costs ..	200	130	101	86	73	58	40
Future Net Revenue .	12545	9541	8135	7327	6606	5666	4402

==== PROFITABILITY ====

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	73.7
Profit Index (undisc.)	3.4
(disc. @ 10.0%) .	2.2
(disc. @ 5.0%) .	2.8
First Payout (years)	.3
Total Payout (years)	3.2
Cost of Finding ($/BOE)	10.90
NPV @ 10.0% ($/BOE)	21.62
NPV @ 5.0% ($/BOE)	28.16

==== COMPANY SHARE ====

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	66.7	66.7					
% of Future Revenue.			20.9	28.7	50.4	10.8	38.9

Table 4d

EVALUATION OF: D.E.E.P. LEASE, CALIFORNIA-Pilot Project - Proved Undeveloped
==============

```
ERGO v7.43    P2 ENERGY SOLUTIONS      PAGE   1
GLOBAL  : 15-NOV-2013 5830_$C
EFF:01-SEP-2013 DISC:01-SEP-2013 PROD:01-APR-2014
RUN DATE: 15-NOV-2013 TIME: 15:34
FILE: HcalPU.DAX
```

```
WELL/LOCATION    - 12 Wells (Monarch SS)
EVALUATED BY     -
COMPANY EVALUATED = SCNRG LLC
APPRAISAL FOR    -
PROJECT          - CONSTANT PRICES & COSTS
```

```
TRACT FACTOR        =   100.0000 %
ULT POOL RESERVES   =   334997 STB
PRODUCTION TO DATE  =     N/A
DECLINE INDICATOR   =   EXPONENTIAL
TOTAL CAPITAL COSTS =    5240 -M$-
TOTAL ABANDONMENT   =     300 -M$- (2021)
```

```
      INTEREST                          ROYALTIES/TAXES

      AVG WI  66.6700%                   STATE  + AVG FH 20.92%
```

Oil STB

Year	# of Wells	Price $/STB	STB/D	Pool Vol	Company Share Gross	Company Share Net
2013	0	95.07	.0	0	0	0
2014	8	95.07	61.0	16775	11184	8844
2015	12	95.07	65.0	23725	15817	12508
2016	12	95.07	117.0	42705	28471	22515
2017	12	95.07	176.0	64240	42829	33869
2018	12	95.07	164.0	59860	39909	31560
2019	12	95.07	150.0	54750	36502	28866
2020	12	95.07	137.0	50005	33338	26364
2021	12	95.07	62.8	22937	15292	12093
SUB				334997	223343	176619
REM				0	0	0
TOT				334997	223343	176619

= P/T = === COMPANY SHARE FUTURE NET REVENUE ==

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties State -M$-	Royalties Other -M$-	Royalties Mineral -M$-	Royalties -%-	Operating Costs Fixed -M$-	Operating Costs Variable -M$-	Operating Costs $/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	Future Net Rev 10.0% -M$-
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	4600	1063	0	0	1063	0	222	0	20.9	162	224	34.49	455	40.70	0	3067	0	-2612	-2412
2015	640	1504	0	0	1504	0	315	0	20.9	312	316	39.73	561	35.46	0	427	0	134	113
2016	0	2707	0	0	2707	0	566	0	20.9	312	569	30.96	1259	44.22	0	0	0	1259	961
2017	0	4072	0	0	4072	0	852	0	20.9	312	857	27.29	2051	47.90	0	0	0	2051	1423
2018	0	3794	0	0	3794	0	794	0	20.9	312	798	27.82	1890	47.36	0	0	0	1890	1192
2019	0	3470	0	0	3470	0	726	0	20.9	312	730	28.55	1702	46.63	0	0	0	1702	976
2020	0	3169	0	0	3169	0	663	0	20.9	312	667	29.36	1528	45.82	0	0	0	1528	796
2021	300	1454	0	0	1454	0	304	0	20.9	270	306	37.65	574	37.54	0	0	200	374	177
SUB	5540	21233	0	0	21233	0	4442	0	20.9	2304	4467		10020		0	3494	200	6327	3227
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	5540	21233	0	0	21233	0	4442	0	20.9	2304	4467		10020		0	3494	200	6327	3227

======================= NET PRESENT VALUE (-M$-)============================

Discount Rate	.0%	5.0%	8.0%	10.0%	12.0%	15.0%	20.0%
FR After Roy & Oper.	10020	8007	7060	6513	6023	5381	4510
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	3494	3335	3247	3191	3137	3059	2939
Abandonment Costs ..	200	136	109	95	82	67	48
Future Net Revenue .	6327	4536	3704	3227	2804	2255	1523

================== PROFITABILITY =================

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	38.7
Profit Index (undisc.)	1.7
(disc. @ 10.0%) .	1.0
(disc. @ 5.0%) .	1.3
First Payout (years)	3.9
Total Payout (years)	4.0
Cost of Finding ($/BOE)	16.54
NPV @ 10.0% ($/STB)	14.45
NPV @ 5.0% ($/STB)	20.31

=== COMPANY SHARE ==

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	66.7	66.7					
% of Future Revenue.			20.9	31.9	47.2	16.5	29.8

37

Chapman Petroleum Engineering Ltd.

Table 4e

EVALUATION OF: D.E.E.P. LEASE, CALIFORNIA - Proved Plus Probable Developed Producing

ERGO v7.43 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 15-NOV-2013 5830_$C
EFF:01-SEP-2013 DISC:01-SEP-2013 PROD:01-SEP-2013
RUN DATE: 15-NOV-2013 TIME: 15:34
FILE: HcalRA1.DAX

WELL/LOCATION - Total (Monarch SS and Top Oil)
EVALUATED BY -
COMPANY EVALUATED - SCNRG LLC
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 5826 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL

INTEREST

AVG WI 66.6700%

ROYALTIES/TAXES

STATE + AVG FH 20.92%

Oil STB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2013	3	95.07	4.1	506	337	267
2014	3	95.07	4.0	1443	962	761
2015	3	95.07	3.7	1338	892	705
2016	3	95.07	3.4	1240	827	654
2017	3	95.07	3.1	1149	766	606
2018	3	95.07	.4	149	100	79
SUB				5826	3884	3072
REM				0	0	0
TOT				5826	3884	3072

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -$-	Future Revenue (FR) Oil -$-	SaleGas -$-	Products -$-	Total -$-	Royalties State -$-	Other -$-	Mineral -$-	-%-	Operating Costs Fixed -$-	Variable -$-	$/STB	FR After Roy&Oper -$-	Net back $/STB	Proc& Other Income -$-	Cap'l Costs -$-	Aband Costs -$-	Future Net Rev Undisc -$-	10.0% -$-
2013	0	32070	0	0	32070	0	6709	0	20.9	12001	2361	42.58	10999	32.61	0	0	0	10999	10825
2014	0	91483	0	0	91483	0	19138	0	20.9	36002	6736	44.41	29607	30.77	0	0	0	29607	27344
2015	0	84796	0	0	84796	0	17739	0	20.9	36002	6244	47.36	24811	27.82	0	0	0	24811	20832
2016	0	78598	0	0	78598	0	16443	0	20.9	36002	5787	50.55	20366	24.63	0	0	0	20366	15545
2017	0	72853	0	0	72853	0	15241	0	20.9	36002	5364	53.98	16246	21.20	0	0	0	16246	11273
2018	0	9470	0	0	9470	0	1981	0	20.9	4887	697	56.06	1905	19.12	0	0	0	1905	1201
SUB	0	369270	0	0	369270	0	77251	0	20.9	160895	27189		103935		0	0	0	103935	87021
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	0	369270	0	0	369270	0	77251	0	20.9	160895	27189		103935		0	0	0	103935	87021

NET PRESENT VALUE (-$-)

Discount Rate	.0%	5.0%	8.0%	10.0%	12.0%	15.0%	20.0%
FR After Roy & Oper.	103935	94738	89952	87021	84276	80475	74869
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	0	0	0	0	0	0	0
Abandonment Costs ..	0	0	0	0	0	0	0
Future Net Revenue .	103935	94738	89952	87021	84276	80475	74869

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	66.7	66.7					
% of Future Revenue.			20.9	50.9	28.1	.0	28.1

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	n/a
Profit Index (undisc.)	n/a
(disc. @ 10.0%) .	n/a
(disc. @ 5.0%) .	n/a
First Payout (years)	n/a
Total Payout (years)	n/a
Cost of Finding ($/BOE)	n/a
NPV @ 10.0% ($/STB)	22.40
NPV @ 5.0% ($/STB)	24.39

Table 4f

EVALUATION OF: D.E.E.P. LEASE, CALIFORNIA-Pilot Project - Proved Plus Probable Undeveloped

ERGO v7.43 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 15-NOV-2013 5830_$C
EFF:01-SEP-2013 DISC:01-SEP-2013 PROD:01-APR-2014
RUN DATE: 15-NOV-2013 TIME: 15:34
FILE: HcalRD.DAX

WELL/LOCATION - 12 Wells (Monarch SS)
EVALUATED BY -
COMPANY EVALUATED - SCNRG LLC
APPRAISAL FOR -
PROJECT - CONSTANT PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 502426 STB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 5240 -M$-
TOTAL ABANDONMENT - 300 -M$- (2022)

INTEREST

AVG WI 66.6700%

ROYALTIES/TAXES

STATE + AVG FH 20.92%

Year	# of Wells	Price $/STB	Oil STB Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2013	0	95.07	.0	0	0	0
2014	8	95.07	91.0	25025	16684	13194
2015	12	95.07	98.0	35770	23848	18859
2016	12	95.07	176.0	64240	42829	33869
2017	12	95.07	264.0	96360	64243	50804
2018	12	95.07	247.0	90155	60106	47532
2019	12	95.07	225.0	82125	54753	43298
2020	12	95.07	206.0	75190	50129	39642
2021	12	95.07	91.3	33314	22210	17564
2022	12	95.07	.7	247	165	130
SUB				502426	334967	264892
REM				0	0	0
TOT				502426	334967	264892

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties State -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	4600	1586	0	0	1586	0	332	0	20.9	162	334	29.71	759	45.47	0	3067	0	-2308	-2132
2015	640	2267	0	0	2267	0	474	0	20.9	312	477	33.08	1004	42.10	0	427	0	577	485
2016	0	4072	0	0	4072	0	852	0	20.9	312	857	27.29	2051	47.90	0	0	0	2051	1566
2017	0	6108	0	0	6108	0	1278	0	20.9	312	1285	24.86	3233	50.32	0	0	0	3233	2243
2018	0	5714	0	0	5714	0	1195	0	20.9	312	1202	25.19	3005	49.99	0	0	0	3005	1895
2019	0	5205	0	0	5205	0	1089	0	20.9	312	1095	25.70	2709	49.48	0	0	0	2709	1554
2020	0	4766	0	0	4766	0	997	0	20.9	312	1003	26.22	2454	48.96	0	0	0	2454	1279
2021	0	2112	0	0	2112	0	442	0	20.9	312	444	34.05	914	41.13	0	0	0	914	433
2022	300	16	0	0	16	0	3	0	20.9	4	3	41.28	6	33.90	0	0	200	-194	-84
SUB	5540	31845	0	0	31845	0	6662	0	20.9	2350	6699		16134		0	3494	200	12441	7240
REM	0	0	0	0	0	0	0	0	.0	0	0		0		0	0	0	0	0
TOT	5540	31845	0	0	31845	0	6662	0	20.9	2350	6699		16134		0	3494	200	12441	7240

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	8.0%	10.0%	12.0%	15.0%	20.0%
FR After Roy & Oper.	16134	12911	11393	10517	9732	8703	7306
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	3494	3335	3247	3191	3137	3059	2939
Abandonment Costs ..	200	130	101	86	73	58	40
Future Net Revenue .	12441	9446	8045	7240	6522	5586	4327

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	66.7	66.7					
% of Future Revenue.			20.9	28.4	50.7	11.0	39.1

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	71.8
Profit Index (undisc.)	3.4
(disc. @ 10.0%) .	2.2
(disc. @ 5.0%) .	2.7
First Payout (years)	3.2
Total Payout (years)	3.3
Cost of Finding ($/BOE)	11.03
NPV @ 10.0% ($/STB)	21.61
NPV @ 5.0% ($/STB)	28.20



Figure 4

PRODUCTION HISTORY AND FORECAST

DEEP LEASE, CALIFORNIA

COMPANY SHARE

PROVED DEVELOPED PRODUCING AND PROVED PLUS PROBABLE

Calendar Year

PDP Oil, STB/d
PDP Gas, Mscf/d × 10
P+P Oil, STB/d
P+P Gas, Mscf/d × 10

Chapman Petroleum Engineering Ltd.

GLOSSARY OF TERMS
(Abbreviations & Definitions)

General

BIT	-	Before Income Tax
AIT	-	After Income Tax
M$	-	Thousands of Dollars
Effective Date	-	The date for which the Present Value of the future cash flows and reserve categories are established
$US	-	United States Dollars
WTI	-	West Texas Intermediate – the common reference for crude oil used for oil price comparisons
ARTC	-	Alberta Royalty Tax Credit
GRP	-	Gas Reference Price

Interests and Royalties

BPO	-	Before Payout
APO	-	After Payout
APPO	-	After Project Payout
Payout	-	The point at which a participant's original capital investment is recovered from its net revenue
GORR	-	Gross Overriding Royalty – percentage of revenue on gross revenue earned (can be an interest or a burden)
NC	-	New Crown – crown royalty on petroleum and natural gas discovered after April 30, 1974
SS 1/150 (5%-15%) Oil	-	Sliding Scale Royalty – a varying gross overriding royalty based on monthly production. Percentage is calculated as 1-150th of monthly production with a minimum percentage of 5% and a maximum of 15%
FH	-	Freehold Royalty
P&NG	-	Petroleum and Natural Gas
Twp	-	Township
Rge	-	Range
Sec	-	Section

Technical Data

psia	-	Pounds per square inch absolute
MSTB	-	Thousands of Stock Tank Barrels of oil (oil volume at 60 F and 14.65 psia)
MMscf	-	Millions of standard cubic feet of gas (gas volume at 60 F and 14.65 psia)
Bbls	-	Barrels
Mbbls	-	Thousands of barrels
MMBTU	-	Millions of British Thermal Units – heating value of natural gas
STB/d	-	Stock Tank Barrels of oil per day – oil production rate
Mscf/d	-	Thousands of standard cubic feet of gas per day – gas production rate
GOR (scf/STB)	-	Gas-Oil Ratio (standard cubic feet of solution gas per stock tank barrel of oil)
mKB	-	Metres Kelly Bushing – depth of well in relation to the Kelly Bushing which is located on the floor of the drilling rig. The Kelly Bushing is the usual reference for all depth measurements during drilling operations.
EOR	-	Enhanced Oil Recovery
GJ	-	Gigajoules
Marketable or Sales Natural Gas	-	Natural gas that meets specifications for its sale, whether it occurs naturally or results from the processing of raw natural gas. Field and plant fuel and losses to the point of the sale must be excluded from the marketable quantity. The heating value of marketable natural gas may vary considerably, depending on its composition; therefore, quantities are usually expressed not only in volumes but also in terms of energy content. Reserves are always reported as marketable quantities.
NGLs	-	Natural Gas Liquids – Those hydrocarbon components that can be recovered from natural gas as liquids, including but not limited to ethane, propane, butanes, pentanes plus, condensate, and small quantities of non-hydrocarbons.
Raw Gas	-	Natural gas as it is produced from the reservoir prior to processing. It is gaseous at the conditions under which its Volume is measured or estimated and may include varying amounts of heavier hydrocarbons (that may liquefy at atmospheric conditions) and water vapour; may also contain sulphur and other non-hydrocarbon compounds. Raw natural gas is generally not suitable for end use.

Chapman Petroleum Engineering Ltd.



November 22, 2013

Chapman Petroleum Engineering Ltd.
445, 708 - 11 Avenue SW
Calgary, AB
T2R 0E4

Dear Sir:

<u>**Re: Company Representation Letter**</u>

Regarding the evaluation of our Company's oil and gas reserves and independent appraisal of the economic value of these reserves for the year ended August 31, 2013, (the effective date), we herein confirm to the best of our knowledge and belief as of the effective date of the reserves evaluation, and as applicable, as of today, the following representations and information made available to you during the conduct of the evaluation:

1. We, SCNRG LLC, (the Client) have made available to you, Chapman Petroleum Engineering Ltd. (the Evaluator) certain records, information, and data relating to the evaluated properties that we confirm is, with the exception of immaterial items, complete and accurate as of the effective date of the reserves evaluation, including the following:
   - Accounting, financial, tax and contractual data
   - Asset ownership and related encumbrance information;
   - Details concerning product marketing, transportation and processing arrangements;
   - All technical information including geological, engineering and production and test data;
   - Estimates of future abandonment and reclamation costs.

2. We confirm that all financial and accounting information provided to you is, to the best of our knowledge, both on an individual entity basis and in total, entirely consistent with that reported by our Company for public disclosure and audit purposes.

3. We confirm that our Company has satisfactory title to all of the assets, whether tangible, intangible, or otherwise, for which accurate and current ownership information has been provided.

4. With respect to all information provided to you regarding product marketing, transportation, and processing arrangements, we confirm that we have disclosed to you all anticipated changes, terminations, and additions to these arrangements that could reasonably be expected to have a material effect on the evaluation of our Company's reserves and future net revenues.

5. With the possible exception of items of an immaterial nature, we confirm the following as of the effective date of the evaluation:

- For all operated properties that you have evaluated, no changes have occurred or are reasonably expected to occur to the operating conditions or methods that have been used by our Company over the past twelve (12) months, except as disclosed to you. In the case of non-operated properties, we have advised you of any such changes of which we have been made aware.

- All regulatory, permits, and licenses required to allow continuity of future operations and production from the evaluated properties are in place and, except as disclosed to you, there are no directives, orders, penalties, or regulatory rulings in effect or expected to come into effect relating to the evaluated properties.

- Except as disclosed to you, the producing trend and status of each evaluated well or entity in effect throughout the three-month period preceding the effective date of the evaluation are consistent with those that existed for the same well or entity immediately prior to this three-month period.

- Except as disclosed to you, we have no plans or intentions related to the ownership, development or operation of the evaluated properties that could reasonably be expected to materially affect the production levels or recovery of reserves from the evaluated properties.

- If material changes of an adverse nature occur in the Company's operating performance subsequent to the effective date and prior to the report date, we will inform you of such material changes prior to requesting your approval for any public disclosure of reserves information.

6. We hereby confirm that our Company is in material compliance with all Environmental Laws and does not have any Environmental Claims pending.

Between the effective date of the report and the date of this letter, nothing has come to our attention that has materially affected or could affect our reserves and economic value of these reserves that has not been disclosed to you.

Yours very truly,

Darren Katic, Manager

ANNEX B
to EDGAR Correspondence
filed April 14, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A
(Amendment No. 1)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended November 30, 2013

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File No. **000-52892**

Sara Creek Gold Corp.
(Exact name of registrant as specified in its charter)

Nevada	**98-0511130**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
326 S. Pacific Coast Highway, Suite 102 **Redondo Beach CA**	**90277**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(310) 316-3623**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☒ Yes ☐ No (Not required)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date:
~~32,561,983~~ 34,561,983 shares of common stock as of January 13, 2014.

EXPLANATORY NOTE

Reference is made to our Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2013, which was filed with the U.S. Securities and Exchange Commission ("SEC") on January 13, 2014 (the "Original Form 10-Q"). The purpose of this Amendment No. 1 on Form 10-Q/A ("Amendment No. 1") is to amend and restate the Original 10-Q to make certain technical corrections and to revise certain disclosures in response to comments received from the Staff of the SEC as follows:

- Attached as Exhibit 31.1 to this Amendment No. 1 is an updated and revised certification of our Chief Executive and Financial Officer that includes all language required by Item 601(b)(31) of Regulation S-K.

- We have revised our disclosures on pages 13-14 and 16-17 concerning our acquisition of Hawker Energy LLC and certain potential follow-on transactions whereby the former owners of Hawker Energy LLC may be entitled to receive additional shares of our common stock.

In addition, the cover page of this Amendment No. 1 has been updated to correctly indicated the number of shares of our common stock outstanding as of January 13, 2014 as 34,561,983 shares (the amount was inadvertently misstated in the Original Form 10-Q as 32,561,983 shares).

Except as described above, the disclosures in this Amendment No. 1 (including, without limitation, the financial statements set forth in this Amendment No. 1) and the exhibits filed herewith are unchanged from the Original Form 10-Q. This Amendment No. 1 does not reflect events occurring after the filing of the Original Form 10-Q on January 13, 2014 and, except as described above, no attempt has been made in this Amendment No. 1 to modify or update other disclosures as presented in the Original Form 10-Q. Accordingly, this Amendment No. 1 should be read in conjunction with the our filings with the SEC subsequent to the filing of the Original Form 10-Q.

SARA CREEK GOLD CORP.
FOR THE FISCAL QUARTER ENDED
November 30, 2013

INDEX TO FORM 10-Q

2

PART I

Item 1   **Financial Statements**

SARA CREEK GOLD CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

		November 30, 2013		August 31, 2013
ASSETS				
Current assets:				
Cash	$	18,793	$	8,298
Accounts receivable		21,780		18,755
Inventory		3,637		7,064
Prepaid expenses		363		2,658
Total current assets		44,573		36,775
Fixed assets:				
Machinery and equipment, net of accumulated depreciation of $16,191 and $15,179, respecitvely		12,144		13,156
Other assets:				
Capitalized oil and gas properties, net of accumulated depletion of $64,760 and $59,878, respectively		319,208		297,590
Deposits		5,000		-
Total assets	$	380,925	$	347,521

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:

Accounts payable and accrued expenses	$	139,178	$	31,018
Net profits interest payable, current portion		12,414		12,109
Total current liabilities		151,592		43,127
Long term liabilities:				
Loans payable to related parties		90,205		89,833
Asset retirement obligations		105,494		103,299
Net profits interest payable, long term portion		109,267		112,488
Total long term liabilities		304,966		305,620
Total liabilities		456,558		348,747
Stockholders' deficit:				
Common stock; $0.001 par value; 750,000,000 shares authorized, 25,961,985 shares issued and outstanding		25,962		-
Common stock payable		2,000		-
Additional paid in capital		323,664		350,000
Accumulated deficit		(427,259)		(351,226)
Total stockholders' deficit		(75,633)		(1,226)
Total liabilities and stockholders' deficit	$	380,925	$	347,521

The accompanying notes are an integral part of these financial statements.

SARA CREEK GOLD CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

		For the Three Months Ended		
		November 30, 2013		November 30, 2012
Revenue:				
Oil revenues	$	25,764	$	23,425
Expenses:				
Direct operating costs		12,972		12,294
Depletion, depreciation and amortization		8,110		7,557
Professional fees		71,071		1,117
General and administrative expenses		6,231		794
Total expenses		98,384		21,762
Net operating (loss) income		(72,620)		1,663
Other expense:				
Interest expense		3,413		3,319
Total other expense		3,413		3,319

Loss before income taxes			(76,033)	(1,656)
Provision for income taxes			-	-
Net loss	$		(76,033) $	(1,656)
Net loss per common share - basic and diluted	$		- $	-
Weighted average common shares outstanding - basic and diluted			17,654,293	5,264,862

The accompanying notes are an integral part of these financial statements.

4

SARA CREEK GOLD CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

		For the Three Months Ended	
		November 30, 2013	November 30, 2012
Cash flows from operating activities:			
Net loss	$	(76,033) $	(1,656)
Depletion, depreciation and amortization		5,915	5,534
Accretion of asset retirement obligation		2,195	2,023
Accretion of net profits interest liability		3,041	3,319
Adjustments to reconcile net loss to net cash used in operating activities:			
Accounts receivable		(1,493)	(3,352)
Inventory		3,427	4,279
Prepaid expenses		2,295	919
Accounts payable and accrued expenses		71,101	(3,096)
Net cash provided by operating activities		10,448	7,970
Cash flows from investing activities:			
Cash acquired in acquisition		6,004	-
Net cash provided by financing activities		6,004	-
Cash flows from financing activities:			
Payments on net profits interest agreement		(5,957)	(6,040)
Net cash provided by (used in) financing activities		(5,957)	(6,040)
		#REF!	
Net change in cash		10,495	1,930
Cash, beginning		8,298	7,822
Cash, end	$	18,793 $	9,752
Supplemental disclosure of cash flow information:			
Interest paid	$	3,041 $	3,319

The accompanying notes are an integral part of these financial statements.

5

SARA CREEK GOLD CORP.
CONDENSED STATEMENT OF STOCKHOLDERS' (DEFICIT)
(Unaudited)

	Common Stock		Common Stock Payable		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	(Deficit)	(Deficit)
Balance, August 31, 2012	- $	-	- $	- $	350,000 $	(309,235) $	40,765
Net loss					-	(41,991)	(41,991)
Balance, August 31, 2013	-	-	-	-	350,000	(351,226)	(1,226)
Recapitalization on completion of acquisition of SCNRG	25,961,985	25,962	2,000,000	2,000	(26,336)	-	1,626
Net loss	-	-	- -		-	(76,033)	(76,033)
Balance, November 30, 2013	25,961,985 $	25,962	2,000,000 $	2,000 $	323,664 $	(427,259) $	(75,633)

SARA CREEK GOLD CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED

1.   DESCRIPTION OF BUSINESS

Sara Creek Gold Corp. ("we", "our", "us", "SCGC" or "the Company") was incorporated under the laws of the State of Nevada on June 12, 2006, under the name of Uventus Technologies Corp. On September 23, 2009, we merged with our wholly owned subsidiary and changed our name to Sara Creek Gold Corp.

On October 25, 2013, we closed on the Agreement and Plan of Reorganization with SCNRG, LLC ("SCNRG"), a California limited liability company, whereby we acquired 100% of the membership interest in SCNRG, resulting in SCNRG becoming a wholly-owned subsidiary of SCGC, in exchange for 14.0 million shares of our common stock issued to the members of SCNRG. For accounting purposes, the acquisition of SCNRG by SCGC has been accounted for as a recapitalization of SCGC. Accordingly, SCNRG is considered the acquirer for accounting purposes and thus, the historical financial statements are SCNRG's, consolidated with SCGC's beginning October 25, 2013. As a result of this transaction, SCGC changed its business direction and is now in the oil and gas industry.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission ("SEC") for interim financial information.

The unaudited interim financial statements should be read in conjunction with the Company's Annual Report on Form 10-K filed with the SEC on November 29, 2013, which contains the audited financial statements and notes thereto for the year ended August 31, 2013 for SCGC. Additionally, the Company's Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on December 24, 2013, contains the audited financial statements and notes thereto for the years ended August 31, 2013 and 2012 for SCNRG.

Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. It is management's opinion, however, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation. The interim results for the three months ended November 30, 2013 are not necessarily indicative of results for the full fiscal year.

Principles of Consolidation

The acquisition of SCNRG by SCGC on October 25, 2013, has been accounted for as a recapitalization of SCGC and SCNRG is considered the acquirer for accounting purposes. Therefore, our condensed consolidated financial statements include the historic accounts of SCNRG, and from the date of our acquisition of SCNRG on October 25, 2013, include the accounts of SCGC. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates included in the financial statements are: (1) depreciation and depletion; (2) accrued assets and liabilities; (3) asset retirement obligations; and (4) net profits interest payable. Although management believes these estimates are reasonable, changes in facts and circumstances or discovery of new information may result in revised estimates. Actual results could differ from those estimates.

SARA CREEK GOLD CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Financial Instruments

Financial instruments consist of cash, accounts receivable, accounts payable and notes payable. Recorded values of cash, receivables, accounts payable and accrued liabilities approximate fair values due to the short maturities of such instruments. Recorded values for notes payable approximate fair values, since their stated or imputed interest rates are commensurate with prevailing market rates for similar obligations.

Oil Properties

We follow the full-cost method of accounting under which all costs associated with property acquisition, exploration and development activities are capitalized. We also capitalize internal costs that can be directly identified with our acquisition, and exploration and development activities. We do not capitalize any costs related to production, general corporate overhead or similar activities. Surface equipment on a property is also part of the amounts capitalized.

Under the full-cost method, capitalized costs are depleted (amortized) on a composite unit-of-production method based on proved oil reserves. If we maintain the same level of production year over year, the depletion expense may be significantly different if our estimate of remaining reserves changes significantly. Proceeds from the sale of properties are accounted for as reductions of capitalized costs unless such sales involve a significant change in the relationship between costs and the value of proved reserves or the underlying value of unproved properties, in which case a gain or loss is recognized. The costs of unproved properties are excluded from amortization until the properties are evaluated. We review all of our unevaluated properties quarterly to determine whether or not and to what extent proved reserves have been assigned to the properties, and if impairment has occurred. Unevaluated properties are assessed individually when individual costs are significant.

We review the carrying value of our oil properties under the full-cost accounting rules of the SEC on a quarterly basis. This quarterly review is referred to as a ceiling test. Under the ceiling test, capitalized costs, less accumulated amortization and related deferred income taxes, may not exceed an amount equal to the sum of the present value of estimated future net revenues (adjusted for cash flow hedges) less estimated future expenditures to be incurred in developing and producing the proved reserves, less any related income tax effects. In calculating future net revenues, current SEC regulations require us to utilize prices at the end of the appropriate quarterly period. Such prices are utilized except where different prices are fixed and determinable from applicable contracts for the remaining term of those contracts, including the effects of derivatives qualifying as cash flow hedges. Two primary factors impacting this test are reserve levels and current prices, and their associated impact on the present value of estimated future net revenues. Revisions to estimates of oil reserves and/or an increase or decrease in prices can have a material impact on the present value of estimated future net revenues. Any excess of the net book value, less deferred income taxes, is generally written off as an expense. Under SEC regulations, the excess above the ceiling is not expensed (or is reduced) if, subsequent to the end of the period, but prior to the release of the financial statements, oil prices increase sufficiently such that an excess above the ceiling would have been eliminated (or reduced) if the increased prices were used in the calculations.

The estimates of proved crude oil reserves utilized in the preparation of the financial statements are estimated in accordance with guidelines established by the SEC and the Financial Accounting Standards Board ("FASB"), which require that reserve estimates be prepared under existing economic and operating conditions using a 12-month average price with no provision for price and cost escalations in future years except by contractual arrangements. Actual results could differ materially from these estimates.

SARA CREEK GOLD CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Long-Lived Assets

Impairment of long-lived assets is recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying value. The carrying value of the assets is then reduced to their estimated fair value that is usually measured based on an estimate of future discounted cash flows.

Asset Retirement Obligations

Asset retirement obligations relate to the plug and abandonment costs when our wells are no longer useful, and for the cost of removing related surface facilities. We determine the value of the liability by reviewing operator estimates and estimate the increase we will face in the future. We then discount the future value based on an intrinsic interest rate that is appropriate for us. If costs rise more than what we have expected there could be additional charges in the future, however, on a quarterly basis we monitor the costs of the abandoned wells and adjust this liability if necessary.

Revenue Recognition

Oil revenues are recognized net of royalties when production is sold to a purchaser at a fixed or determinable price, when title has transferred, and if collection of the revenue is probable.

Net Profits Interest

A Net Profits Interest ("NPI") on the DEEP property calls for 40% of the net cash flow, as defined in the Assignment of Net Profit Interest (see Note 6), to be paid each month to the owner of the NPI. If net cash flow is negative, such losses carry forward to be deducted against future positive net cash flow. There is a minimum monthly payment of $1,985 (SCNRG's 66.67% share). Payments are required until SCNRG's NPI payments total between $231,345 and $238,285 (the actual maximum amount within this range dependent on when SCNRG satisfies its aggregate NPI payment obligations) has been paid on or before December 31, 2022. As of November 30, 2013, SCNRG has made NPI payments totaling $67,588.

Given its terminating nature, the discounted present value of the minimum monthly NPI payments, based on a discount rate of 10.0% per annum, was recorded as a liability at SCNRG's December 1, 2009 acquisition date of the DEEP property.

Concentrations

Pursuant to a January 13, 2010 Crude Oil Purchase Contract between the DEEP operator and Plains Marketing L.P. ("PMLP"), all production from the DEEP property is sold to PMLP. The initial term of the agreement was for one year, expiring on December 31, 2010, and was automatically renewed for an additional one-year term that expired on December 31, 2011. Since January 1, 2012, the agreement has continued on a month-to-month basis and is cancellable upon thirty day's written notice by either party.

New Accounting Pronouncements

There are no recent accounting pronouncements that are expected to have a material effect on the Company's financial statements.

9

SARA CREEK GOLD CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED

3.   ACQUISITION OF SCNRG

As described in Note 1, on October 25, 2013, we acquired 100% of the membership interest in SCNRG, resulting in SCNRG becoming a wholly-owned subsidiary of the SCGC, in exchange for 14.0 million shares of our common stock issued to the members of SCNRG. For accounting purposes, the acquisition of SCNRG by SCGC has been accounted for as a recapitalization of SCGC. Accordingly, SCNRG is considered the acquirer for accounting purposes and thus, the historical financial statements are SCNRG's, consolidated with SCGC's beginning October 25, 2013.

The 14.0 million common shares issued by SCGC had an aggregate par value of $14,000. The net assets acquired by SCNRG as the accounting acquirer were:

Cash	$	6,004
Accounts receivable		1,553
Oil properties		26,500
Deposit		5,000
Accounts payable and accrued liabilities		(37,431)
Net assets acquired	$	1,626

The difference between the par value of the common shares issued and the net assets acquired was recorded in additional paid-in capital.

The following table presents unaudited pro forma consolidated information, adjusted for the acquisition of the SCGC, as if the acquisition had occurred on September 1, 2012:

		Three Months Ended November 30,		
		2013		2012
Revenue	$	28,097	$	23,425
Net loss	$	(87,473)	$	(13,875)
Loss per share	$	--	$	--

These amounts have been calculated after applying our accounting policies and adjusting the results to reflect the recapitalization of SCGC. The unaudited pro forma adjustments are based on available information and certain assumptions we believe are reasonable.

4. LOANS PAYABLE, RELATED PARTY

SCNRG received various loans from its former members from its inception totaling $90,205 and $89,833 as of November 30, 2013 and August 31, 2013, respectively. Each loan was originally unsecured, non-interest bearing and due on demand. On September 18, 2013, each loan was formalized through the issuance of an amended and restated promissory note to each former member. The amended and restated promissory notes are unsecured, bear interest at a rate of 1.66% per annum and mature no later than September 18, 2018. The unpaid principal and interest are payable upon the earlier of their maturity or upon the issuance of new debt or equity securities in a transaction or series of transactions resulting in aggregate gross proceeds to Sara Creek of a minimum of $5 million. Sara Creek assumed these loans payable upon its acquisition of SCNRG on October 25, 2013.

4. LOANS PAYABLE, RELATED PARTY - CONTINUED

Loans from related parties consist of the following at November 30, 2013 and August 31, 2013:

	November 30, 2013	August 31, 2013
Darren Katic	$ 38,500	$ 38,500
Manhattan Holdings, LLC	38,500	38,500
Gerald Tywoniuk	12,833	12,833
Total long-term term loans	89,833	89,833
Accrued interest payable	372	-
Less current portion	-	-
Long-term loans from related parties	$ 90,205	$ 89,833

5. ASSET RETIREMENT OBLIGATION

Our asset retirement obligations relate to the abandonment of oil wells and related surface facilities. The amounts recognized are based on numerous estimates and assumptions, including future retirement costs, inflation rates and credit adjusted risk-free interest rates.

The following shows the changes in asset retirement obligations:

	2013	2012
Asset retirement obligations, August 31	$ 103,299	$ 95,206
Liabilities incurred during the period	-	-
Liabilities settled during the period	-	-
Accretion	2,195	2,023
Asset retirement obligations, November 30	$ 105,494	$ 97,229

6. NET PROFITS INTEREST ("NPI") PAYABLE

In connection with SCNRG's December 1, 2009 Purchase and Sale Agreement for DEEP, and as part of the purchase price consideration, SCNRG entered into an Assignment of Net Profit Interest with Christian Hall Petroleum. Pursuant to the agreement, SCNRG is required to make monthly payments to the holder in an amount equal to 40% of SCNRG's share of net profit (as defined in the agreement) from production, with a stated minimum payment of not less than $1,985 per month (SCNRG's 66.67% share), for a period of twelve years commencing on January 1, 2011 and expiring December 31, 2022. Payments are required until NPI payments total between $231,345 and $238,285 (the actual maximum amount within this range dependent on when SCNRG satisfies the aggregate NPI payment obligations). The discounted present value of the NPI, utilizing a discount rate of 10% per annum, was recorded on December 1, 2009 in the amount of $135,466. As of November 30, 2013, SCNRG has made NPI payments totaling $67,588.

Changes in the NPI liability are as follows:

	2013	2012
NPI liability, August 31	$ 124,597	$ 135,640
Accretion recorded during the period	3,041	3,319
Payments made during the period	(5,957)	(6,040)
NPI liability, November 30	$ 121,681	$ 132,919

The current portion is $12,414 and $12,109 respectively at November 30, 2013, and August 31, 2013.

SARA CREEK GOLD CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED

7.   FAIR VALUE MEASUREMENTS

We hold certain financial assets, which are required to be measured at fair value on a recurring basis in accordance with the Statement of Financial Accounting Standard No. 157, *"Fair Value Measurements"* ("ASC Topic 820-10"). ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

☐ Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access. We believe receivables, payables and our loans approximate fair value at August 31, 2013.

☐ Level 2 - Valuations based on quoted prices for similar assets or liabilities, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

☐ Level 3 - Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. We consider depleting assets, asset retirement obligations and net profit interest liability to be Level 3. We determine the fair value of Level 3 assets and liabilities utilizing various inputs, including oil price quotations and contract terms.

	Fair Value Measurement		
November 30, 2013	**Level 1**	**Level 2**	**Level 3**
Capitalized oil and gas properties	$ -	$ -	$ 319,208
Net profit interest liability	-	-	(121,681)
Asset retirement obligation	-	-	(105,494)
Total	$ -	$ -	$ 92,033

8.   COMMITMENTS AND CONTINGENCIES

Commitments

Pursuant to SCNRG's December 1, 2009 Purchase and Sale Agreement, oil production from the DEEP property is subject to a 1% overriding royalty. Additionally, production is also subject to an aggregate additional 19.92% royalty for total royalties of 20.92%.

Further, in connection with the aforementioned agreement, SCNRG has entered into an Operating Agreement with Caleco, LLC ("Caleco") for a term equal to the life of the wells. Caleco owns a 16.83% working interest in DEEP, which is subject to a purchase option described in Note 11, Subsequent Events. As the operator, Caleco incurs production and other costs, which are subsequently billed to SCNRG through a joint interest billing process; and the operator distributes to SCNRG its share of revenue received from production, less royalties and NPI obligations. All expenses and revenue presented by the operator represent the pro rata share of the revenue earned and expenses incurred. In accordance with the terms of the agreement, the operator is entitled to a fee for services but has instead elected to bill SCNRG based on actual time and materials.

SARA CREEK GOLD CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED

8.   COMMITMENTS AND CONTINGENCIES - CONTINUED

Contingencies

We are subject to various federal, state and local laws and regulations relating to discharge of materials into, and protection of, the environment. These laws and regulations may, among other things, impose liability on the owners for the cost of pollution cleanup resulting from operations and subject the owners to liability for pollution damages. In some instances, the operator may be directed to suspend or cease operations in the affected area. As of November 30, 2013, and August 31, 2013, we have no reserve for environmental remediation and are not aware of any environmental claims.

9.   STOCKHOLDERS' (DEFICIT)

Three Months Ended November 30, 2013

On October 25, 2013, the Company issued 14,000,000 shares of its common stock to the members of SCNRG for 100% of the membership interests in SCNRG.

As described in Note 1, the acquisition of SCNRG by SCGC has been accounted for as a recapitalization of SCGC for accounting purposes.

10.   RELATED PARTY TRANSACTIONS

On January 1, 2014, we exercised our option to acquire all of the membership interests in Hawker Energy, LLC, a California limited liability company ("Hawker"), from Darren Katic and Charles Moore (collectively the "Sellers"). We issued 3,000,000 shares of our common to the Sellers as consideration for the acquisition, 1,500,000 shares to each Seller. We also assumed net liabilities of $135,199. We may be required to issue up to an additional 33,000,000 shares to Sellers upon SCGC or Hawker achieving consummating certain milestonesfollow-on transactions. (See Note 11). Mr. Katic is a director and our Chief Executive Officer and Chief Financial Officer. He was a member of SCNRG, LLC, which we acquired on October 25, 2013, and at which point Mr. Katic became a director, officer and a significant shareholder of SCGC.

The Hawker option was originally entered into with Sara Creek on October 15, 2013 and amended on November 20, 2013 to (a) extend the term of the option, (b) revise the option consideration payable upon consummation of certain transactions described in the Agreement and (c) provide for additional option consideration in the event of the consummation of certain transactions not previously contemplated by the parties.

On January 10, 2014, Darren Katic, one of the sellers of SCNRG and a director and officer and significant shareholder of SCGC, purchased 380,000 units of SCGC for $38,000, Manhattan Holdings, LLC, one of the sellers of SCNRG and a significant shareholder of SCGC, acquired 900,000 units of SCGC for $90,000, and Gerald

Tywoniuk, also one of the sellers of SCNRG, purchased 500,000 units of SCGC for $50,000. All of these amounts are a portion of the monies we raised described in "Note 11-Subsequent Events" below. Each unit is comprised of one share of our common stock, together with a warrant to acquire an additional one-half share of our common stock at $0.20 per share. The warrants expire five years from the closing date.   The price of each unit was $0.10 per unit.

SARA CREEK GOLD CORP.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED NOVEMBER 30, 2013
UNAUDITED

11.   SUBSEQUENT EVENTS

Acquisition of Hawker Energy, LLC

On January 1, 2014, we exercised our option to acquire all of the membership interests in Hawker from Darren Katic and Charles Moore (collectively the "Hawker Sellers"). We issued 3,000,000 shares of our common stock to the Hawker Sellers as consideration for the acquisition and, 1,500,000 shares to each Seller. We as described below, may be required to issue up to an additional 33,000,000 shares to Sellers upon SCGC or Hawker achieving certain milestones as described below. Mr. Katic is a director of SCGC, our Chief Executive Officer and Chief Financial Officer, of our common stock to the Hawker Sellers upon us or Hawker consummating certain follow-on transactions described below ("Potential Follow-On Transactions"). In addition, we assumed $135,199 in net liabilities of Hawker. Mr. Katic was a member of SCNRG, LLC, which we acquired on October 25, 2013, and at which point Mr. Katic became a director, officer and a significant shareholder of SCGC.

Hawker is a California-based independent development-stage oil company focused on identifying and evaluating low-risk developmental opportunities in proven oil reserves in existing oil fields. Over the last two years, Hawker has assembled an inventory of potential development opportunities, including the Potential Follow-On Transactions. Hawker, through its wholly-owned subsidiary Punta Gorda Resources, LLC, claims developmental rights of certain mineral rights of coastal lease PRC 145.1 just offshore Ventura County in the Rincon Field and ownership rights to an associated on-shore drilling and production site. This lease is subject to 24.5% in overriding royalties, primarily to the State of California. A single active well on PRC 145.1 has historically produced between 5 and 15 barrels of oil per day (gross production before royalties). This lease has ten other non-active wells, one or more of which may be recompleted or re-drilled. All rights claimed by Hawker to PRC 145.1 are being challenged in court by the lease's operator of record -- Case No. 56-2013-00440672-CU-BC-VTA pending in Ventura County Superior Court (see Part II, Item 1, "Legal Proceedings"). Hawker is currently not receiving any net proceeds from production on this lease pending resolution of this matter in our favor.

After we exercise the option to acquire Hawker, the agreement also provides that the Hawker Sellers may be entitled to additional shares of our common stock upon the following termsconsummation of Potential Follow-On Transactions as follows:

(a) 2,000,000 shares of our common stock shall be issued upon our or Hawker's acquisition of California Oil Independents (or certain oil and gas interests held by it located in the Monroe Swell Field, Monterey, California);

(b) 2,000,000 shares of our common stock shall be issued upon our or Hawker's acquisition of a participation in South Coast Oil – Huntington Beach (or the oil and gas interests held by it);

(c) 5,000,000 shares of our common stock shall be issued upon our or Hawker's acquisition of the Midway-Sunset Lease oil and gas interests held by Christian Hall (or affiliates);

(d) 10,000,000 shares of our common stock shall be issued upon our or Hawker's acquisition TEG Oil & Gas, Inc. (or certain oil and gas interests held by it located in the Tapia Field, Los Angeles County, California);

(e) 7,000,000 shares of our common stock shall be issued upon the conveyance to us or Hawker of certain assets and rights regarding PRC 145.1 Lease held by Rincon Island Limited Partnership or settlement in lieu of such conveyance; and

(f) 7,000,000 shares of our common stock shall be issued upon the conveyance to us or Hawker of certain mineral rights regarding PRC 427 Lease held by ExxonMobil.

The Potential Follow-On Transactions are dependent on a number of variables that are not within our control and as a result management cannot state with a reasonable degree of certainty that the acquisitions will occur. The consummation of any Potential Follow-On Transaction is independent of the Hawker acquisition. Any shares of our common stock that may be issued upon the consummation of any of the Potential Follow-On Transactions will constitute costs of completing the applicable follow-on transaction (as opposed to incremental consideration for our acquisition of Hawker).

Sale of common stock and warrant units

On January 10, 2014, we closed a private placement of 3,600,000 units for gross proceeds of $360,000. No commissions were paid or are payable. The price of each unit was $0.10. Each unit is comprised of one share of our common stock, together with a warrant to acquire an additional one-half share of our common stock at $0.20 per share. The warrants expire five years from the closing date.

Acquisition of remaining interest in the DEEP Lease

Our wholly-owned subsidiary SCNRG is in the process of closing on its option to acquire the remaining one-third working interest in the DEEP Lease for $325,000, which would bring SCNRG's working interest to 100%. The operator, Caleco, LLC, will continue to operate the DEEP Lease on our behalf during a transitional period. We expect to complete this acquisition in January 2014.

Item 2   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and plan of operations should be read in conjunction with our unaudited interim financial statements and related notes appearing elsewhere in this Quarterly Report on Form 10-Q. Various statements have been made herein that may constitute "forward-looking statements". Forward-looking statements may also be made in the Company's other reports filed with or furnished to the United States Securities and Exchange Commission (the "SEC") and in other documents. In addition, the Company through its management may make oral forward-looking statements.

Forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from such statements. The words "believe," "expect," "anticipate," "optimistic," "intend," "plan," "aim," "will," "may," "should," "could," "would," "likely" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance, and therefore, you should not put undue reliance upon them. Some of the statements that are forward-looking include: our ability to successfully implement our business plan; our estimates of revenues and of other expenses associated with our operations; our ability to explore and develop our properties; our reserve estimates; and our ability to generate sufficient cash flows and maintain adequate sources of liquidity to finance our ongoing operations and capital expenditures. The Company undertakes no obligation to update or revise any forward-looking statements.

History and Overview

Sara Creek Gold Corp. ("Sara Creek", the "Company", "we", "us" or "our") was incorporated under the laws of the State of Nevada on June 12, 2006, under the name of Uventus Technologies Corp. On September 23, 2009, we merged with our wholly-owned subsidiary and changed our name to Sara Creek Gold Corp. On October 25, 2013, pursuant to an Agreement and Plan of Reorganization (the "Agreement"), we acquired SCNRG, LLC, a California limited liability company ("SCNRG").

As a result of our acquisition of SCNRG, SCNRG became a wholly-owned subsidiary of Sara Creek. However, for accounting purposes SCNRG is deemed to be the acquirer. Pursuant to the Agreement, the members of the SCNRG exchanged 100% of their membership interests in exchange for 14.0 million common shares of Sara Creek, an amount that constituted a majority of the common shares outstanding and a majority of the total diluted common share count immediately following the closing.

Accordingly, going forward, the consolidated financial statements of Sara Creek, including its wholly-owned subsidiary SCNRG, will consist of SCNRG's historical results consolidated with Sara Creek's results beginning October 25, 2013. For example, for the first fiscal quarter ended November 30, 2013 (which is disclosed in this report), the condensed consolidated financial statements of Sara Creek, including its wholly-owned subsidiary SCNRG, consist of SCNRG's results for the three months ended November 30, 2013, consolidated with Sara Creek's results beginning October 25, 2013, compared to SCNRG's historical results for the three months ended November 30, 2012.

We are now in the oil and gas exploitation business and our goal is to acquire and develop mature leases, interests and other rights to oil and gas producing properties with proven undeveloped potential. We expect to change our name in 2014 to reflect our new business focus.

Recent Developments – Three Months Ended November 30, 2013

ACQUISITION OF SCNRG

On October 25, 2013, we acquired SCNRG in exchange for 14.0 million shares of our common stock. As a result of the acquisition, SCNRG has become our wholly-owned subsidiary.

SCNRG owns a two-thirds working interest in an oil producing property known as the DEEP Lease (also referred to as "DEEP" or the "DEEP property"). At the date of our acquisition of SCNRG, it held an option to purchase the remaining one-third working interest in the DEEP Lease prior to December 31, 2013 for an aggregate price of $325,000. We are in the process of closing on our option to acquire the remaining one-third working interest, which we expect to complete in January 2014.

The DEEP Lease consists of 40 gross acres of land including both surface and mineral rights located within the Midway-Sunset oil field. Midway-Sunset is a very large oil field in Kern County, San Joaquin Valley, California. Discovered in 1894, and having a cumulative production of close to 3 billion barrels of oil through the end of 2006, it is the largest oil field in California and the third largest in the United States. Wells drilled in the Midway-Sunset oil field produce primarily 13° to 15° API gravity oil from numerous productive semi-consolidated Miocene sands, ranging in depth from 1,400' to approximately 3,500'. The productive intervals in the DEEP Lease are the Monarch sand at about 1,600', and the Top Oil sand at about 1,450'. Both sands are characterized with above-average permeability (.5 Darcy to 2 Darcies) and porosity (25% to 35%), and low water saturation (under 35%). The net Top Oil thickness averages about 35', and the Monarch thickness averages about 80'.

Oil production on the DEEP Lease is subject to a 20.92% overriding royalty interest. In addition, in connection with SCNRG's December 1, 2009 Purchase and Sale Agreement whereby it acquired DEEP, and as part of the purchase price consideration, SCNRG entered into an Assignment of Net Profit Interest with Christian Hall Petroleum. Pursuant to the agreement, SCNRG is required to make monthly payments to the holder in an amount equal to 40% of its share of net profit (as defined in the agreement) from production, with a stated minimum payment of not less than $1,985 per month, for a period of twelve years commencing on January 1, 2011 and expiring December 31, 2022. Payments are required until our NPI payments total between $231,345 and $238,285 (the actual maximum amount within this range dependent on when SCNRG satisfies the aggregate NPI payment obligations). As of November 30, 2013, SCNRG has made NPI payments totaling $67,588. The discounted present value of the NPI is shown as a liability on SCNRG's financial statements in the amount of $121,681 at November 30, 2013. All of these amounts represent SCNRG's two-thirds working interest in the DEEP Lease as of November 30, 2013 (which increases to 100% upon SCNRG's expected closing of its acquisition of the remaining one-third working interest in January 2014 as described above).

As further described in our Annual Report on Form 10-K for the year ended August 31, 2013, our 66.67% share of the net proved reserves at that date from the DEEP Lease were 178,500 barrels, of which 1,900 barrels were proved producing reserves and 176,600 barrels were proved undeveloped reserves. The present value (at a 10% discount rate) of our 66.67% share was $3.3 million, of which $0.1 million was from the proved developed reserves and $3.2 million was from the proved undeveloped reserves. The property has development potential both from the existing wellbores, together with twelve additional proved undeveloped gross well locations.

Net oil sales from our 66.67% share of the DEEP Lease to our account (after royalties) from the current three (gross) producing wells averaged 2.7 net barrels per day for the three months ended November 30, 2013, and realized $91.12 per barrel before royalties to produce net revenues of $24,165 after royalties.

Subsequent Events to November 30, 2013

Acquisition of Hawker Energy, LLC

On January 1, 2014, we exercised our option to acquire all of the membership interests in Hawker ~~Energy, LLC, a California limited liability company ("Hawker"),~~ from Darren Katic and Charles Moore (collectively the "Hawker Sellers"). We issued 3,000,000 shares of our common stock to the Hawker Sellers as consideration for the acquisition and, as described below, may be required to issue up to an additional 33,000,000 shares of our common stock to the Hawker Sellers upon us or Hawker ~~achieving certain milestones. Mr. Katic is a director and our Chief Executive Officer and Chief Financial Officer. He~~ consummating certain follow-on transactions described below ("Potential Follow-On Transactions"). In addition, we assumed $135,199 in net liabilities of Hawker. Mr. Katic was a member of SCNRG, LLC, which we acquired on October 25, 2013~~-~~. and at which point Mr. Katic became a director, officer and a significant shareholder of ~~Sara Creek.~~SCGC

Hawker is a California-based independent development-stage oil company focused on identifying and evaluating low-risk developmental opportunities in proven oil reserves in existing oil fields. Over the last two years, Hawker has assembled an inventory of potential development opportunities, including the Potential Follow-On Transactions. Hawker, through its wholly-owned subsidiary Punta Gorda Resources, LLC, claims developmental rights of certain mineral rights of coastal lease PRC 145.1 just offshore Ventura County in the Rincon Field and ownership rights to an associated on-shore drilling and production site. This lease is subject to 24.5% in overriding royalties, primarily to the State of California. A single active well on PRC 145.1 has historically produced between 5 and 15 barrels of oil per day (gross production before royalties). This lease has ten other non-active wells, one or more of which may be recompleted or re-drilled. All rights claimed by Hawker to PRC 145.1 are being challenged in court by the lease's operator of record -- Case No. 56-2013-00440672-CU-BC-VTA pending in Ventura County Superior Court (see Part II, Item 1, "Legal Proceedings"). Hawker is currently not receiving any net proceeds from production on this lease pending resolution of this matter in our favor.

After we exercise the option to acquire Hawker, the agreement also provides that the Hawker Sellers may be entitled to additional shares of our common stock upon the ~~following terms~~consummation of Potential Follow-On Transactions as follows:

(a) 2,000,000 shares of our common stock shall be issued upon our or Hawker's acquisition of California Oil Independents (or certain oil and gas interests held by it located in the Monroe Swell Field, Monterey, California);

(b) 2,000,000 shares of our common stock shall be issued upon our or Hawker's acquisition of a participation in South Coast Oil – Huntington Beach (or the oil and gas interests held by it);

(c) 5,000,000 shares of our common stock shall be issued upon our or Hawker's acquisition of the Midway-Sunset Lease oil and gas interests held by Christian Hall (or affiliates);

(d) 10,000,000 shares of our common stock shall be issued upon our or Hawker's acquisition of TEG Oil & Gas, Inc. (or certain oil and gas interests held by it located in the Tapia Field, Los Angeles County, California);

(e) 7,000,000 shares of our common stock shall be issued upon the conveyance to us or Hawker of certain assets and rights regarding PRC 145.1 Lease held by Rincon Island Limited Partnership or settlement in lieu of such conveyance; and

(f) 7,000,000 shares of our common stock shall be issued upon the conveyance to us or Hawker of certain mineral rights regarding PRC 427 Lease held by ExxonMobil.

The Potential Follow-On Transactions are dependent on a number of variables that are not within our control and as a result management cannot state with a reasonable degree of certainty that the acquisitions will occur. The consummation of any Potential Follow-On Transaction is independent of the Hawker acquisition. Any shares of our common stock that may be issued upon the consummation of any of the Potential Follow-On Transactions will constitute costs of completing the applicable follow-on transaction (as opposed to incremental consideration for our acquisition of Hawker).

As of January 13, 2014, Mr. Katic beneficially owned 7,880,000 shares (or 22.8%) of our outstanding common stock and Mr. Moore beneficially owned 1,500,000 shares (or 4.3%) of our outstanding common stock. Assuming, for purposes of example only, that all 33,000,000 shares of our common stock issuable upon the consummation of Potential Follow-On Transactions were issued to Messrs. Katic and Moore and outstanding on January 13, 2014, Mr. Katic would have beneficially owned 24,380,000 shares (or 36.1%) of our outstanding common stock and Mr. Moore would have beneficially owned 18,000,000 shares (or 26.6%) of our outstanding common stock as of such date. These assumed percentage ownership figures do not consider any additional potential issuances of our common stock that may be necessary to fund such Potential Follow-on Transactions.

Sale of common stock and warrant units

On January 10, 2014, we closed a private placement of 3,600,000 "Units" for gross proceeds of $360,000. No commissions were paid or are payable. The price of each Unit was $0.10. Each Unit is comprised of one share of our common stock, together with a warrant to acquire an additional one-half share of our common stock on payment of $0.20 per share. The warrants expire five years from the closing date.

Of the amounts described above, Darren Katic, a director and officer of Sara Creek, purchased 380,000 Units for $38,000, Manhattan Holdings, LLC, a former member of SCNRG and now a significant shareholder of SCGC, purchased 900,000 Units for $90,000, and Gerald Tywoniuk, also a former member of SCNRG purchased 500,000 Units for $50,000.

Acquisition of remaining interest in the DEEP Lease

Our wholly-owned subsidiary SCNRG is expected to close in January 2014 on its option to acquire the remaining one-third working interest in the DEEP Lease for $325,000, bringing SCNRG's working interest to 100%. The operator, Caleco, LLC, will continue to operate the DEEP Lease on our behalf until SCNRG qualifies as operator with the State of California.

Results of Operations

The following discussion of the financial condition and results of operations should be read in conjunction with the unaudited interim financial statements and related notes appearing elsewhere in this report. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future.

As noted above, as a result of completion of our acquisition of SCNRG, the condensed consolidated financial statements of Sara Creek, including SCNRG, consist of SCNRG's historical results consolidated with Sara Creek's results beginning October 25, 2013, compared to SCNRG's historical results for the three months ended November 30, 2012.

Three months ended November 30, 2013 and 2012

Our net loss of $76,033 in the three months ended November 30, 2013 was largely the result of professional fees incurred to complete our acquisition of SCNRG. This loss compares to a $1,656 loss in the comparable prior year quarter.

Revenue, direct operating costs and depletion, depreciation and amortization expense were largely unchanged at $25,764, $12,972 and $8,110, respectively, in the quarter ended November 30, 2013, compared to $23,425, $12,294 and $7,557 in the quarter ended November 30, 2012. Net oil sales from our two-thirds working interest in the DEEP Lease to our account (after royalties) from the current three (gross) producing wells averaged 2.7 net barrels per day for the three months ended November 30, 2013, and realized $91.12 per barrel before royalties to produce net revenues of $24,165 after royalties, with the balance of the oil sales revenue attributable to a 2.5% working interest in the DF#15 well in the Sawtelle Field, Los Angeles. There was no significant downtime or repairs on the DEEP property in either period. Revenue, direct operating costs, and depletion, depreciation and amortization expenses vary with oil prices, downtime, repair and other operating costs, expensed workover programs, investments in drilling for new production and proved reserve estimates.

Professional fees increased from $1,117 for the three months ended November 30, 2012, to $71,017 for the three months ended November 30, 2013, primarily due to professional fees incurred in connection with the acquisition of, and preparation of audited financial statements for, SCNRG. Other general and administrative expenses were $6,231 in the current year quarter compared to $794 in the corresponding year ago quarter. Professional fees can vary substantially from quarter-to-quarter going forward depending on financing activity, business development and property evaluation costs, litigation expenses associated with coastal lease PRC 145.1 and costs associated with being a public company.

Interest expense is primarily accretion of interest on the NPI, and the expense amounted to $3,413 for the quarter ended November 30, 2013 compared to $3,319 a year ago. This amount will remain relatively constant unless there is a reduction in the expected timeframe for repayment of the NPI which would cause interest accretion to accelerate.

Cash Flows

Operating Activities

During the nine months ended November 30, 2013, we generated cash in the amount of $10,448 for operating activities, compared to $7,970 in the corresponding year ago quarter. There was no significant downtime or repairs on the DEEP property in either period. Although there were significant professional fees, $71,071, in the quarter ended November 30, 2013, related to completion of the acquisition of, and preparation of audited financial statements for, SCNRG, these fees were largely unpaid at the end of the quarter contributing to a large accounts payable balance of $139,178. We anticipate that these payables will be paid from proceeds from private placements (including the sale of Units described elsewhere in this report) or other financings that we may undertake.

Investing Activities

Completion of the acquisition of SCNRG meant that SCNRG acquired Sara Creek's cash balance of $6,004.

There were no investing activities for the three months ended November 30, 2012.

Financing Activities

During the three months ended November 30, 2013 and 2012, we paid $5,957 and $6,040, respectively, required under the NPI.

Liquidity and Financial Condition

As of November 30, 2013, we had cash of $18,793, current liabilities of $151,592 and a working capital deficit of $107,019. During the three months ended November 30, 2013, the Company had a net loss of $76,033, largely attributable to $71,071 in professional fees mostly related to completion of our acquisition of SCNRG.

To date, we have relied on investor capital to fund our operations. On January 10, 2014, we closed a private placement of 3,600,000 "Units" for gross proceeds of $360,000. No commissions were paid or are payable. The price of each Unit was $0.10. Each Unit is comprised of one share of our common stock, together with a warrant to acquire an additional one-half share of our common stock on payment of $0.20 per share. The warrants expire five years from the closing date.

We expect to use these proceeds, as well as proceeds from any future closings of private placements or other financings, to settle existing accounts payable, acquire the remaining one-third working interest in the DEEP Lease (which we expect to complete in January 2014), fund our operations over the next year, pursue the Hawker litigation (see Part II, Item 1, "Legal Proceedings"), drill up to two additional wells on the DEEP property and pursue other opportunities.

We presently do not have any available credit, financing or other external sources of liquidity. In order to obtain future capital, we anticipate needing to sell additional shares of common stock or borrow funds from private lenders. We have no assurance that future financings will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop, or expand our operations. Equity financing could result in additional dilution to existing shareholders and any downturn in the U.S. stock and debt markets, or oil prices, is likely to make it more difficult to obtain financing through the issuance of equity or debt securities. As a result, there can be no assurance that we will be successful in obtaining additional funding.

Even if we are able to raise the funds required, it is possible that operations do not perform as expected, we could incur unexpected costs and expenses, fail to collect significant amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of November 30, 2013, we had total current assets of $44,573 and a working capital deficit in the amount of $107,019. We incurred a net loss of $76,033 during the three months ended November 30, 2013, and an accumulated net loss of $427,259 since inception of SCNRG.

Management's business plan for the balance of 2014 is to close the acquisition of the remaining one-third working interest in the DEEP Lease, drill up to two wells on the DEEP property, continue to pursue Hawker's claim to coastal lease PRC 145.1 (see Part II, Item 1, "Legal Proceedings"), and to pursue other opportunities. We currently do not have sufficient financial resources to fund this plan. We will also require further financial results to further develop the DEEP Lease, to exploit coastal lease PRC 145.1 and close other opportunities. We expect to raise additional capital through a combination of equity and debt financing as and when needed. However, there can be no assurance that we will be successful in raising such financing.

These financial statements do not include adjustments relating to the recoverability and classification of reported asset amounts or the amount and classification of liabilities that might be necessary should we be unable to continue as a going concern. Our continuation as a going concern is dependent upon its ability to obtain additional financing or sale of its common stock as may be required and ultimately to attain profitability.

Summary of Significant Accounting Policies

Our financial statements and related public financial information are based on the application of accounting principles generally accepted in the United States ("GAAP"). GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenues and expense amounts reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk and financial condition. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently and conservatively applied. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We continue to monitor significant estimates made during the preparation of our financial statements.

Our significant accounting policies are summarized in Note 2 of our unaudited interim financial statements contained elsewhere in this report. While all these significant accounting policies impact our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates. Our management believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause effect on our results of operations, financial position or liquidity for the periods presented in this report.

We believe the following critical accounting policies and procedures, among others, affect our more significant judgments and estimates used in the preparation of our unaudited interim financial statements:

Oil Properties

We follow the full-cost method of accounting under which all costs associated with property acquisition, exploration and development activities are capitalized. We also capitalize internal costs that can be directly identified with our acquisition, and exploration and development activities. We do not capitalize any costs related to production, general corporate overhead or similar activities. Surface equipment on a property is also part of the amounts capitalized.

Under the full-cost method, capitalized costs are depleted (amortized) on a composite unit-of-production method based on proved oil reserves. If we maintain the same level of production year over year, the depletion expense may be significantly different if our estimate of remaining reserves changes significantly. Proceeds from the sale of properties are accounted for as reductions of capitalized costs unless such sales involve a significant change in the relationship between costs and the value of proved reserves or the underlying value of unproved properties, in which case a gain or loss is recognized. The costs of unproved properties are excluded from amortization until the properties are evaluated. We review all of our unevaluated properties quarterly to determine whether or not and to what extent proved reserves have been assigned to the properties, and if impairment has occurred. Unevaluated properties are assessed individually when individual costs are significant.

We review the carrying value of our oil properties under the full-cost accounting rules of the SEC on a quarterly basis. This quarterly review is referred to as a ceiling test. Under the ceiling test, capitalized costs, less accumulated amortization and related deferred income taxes, may not exceed an amount equal to the sum of the present value of estimated future net revenues (adjusted for cash flow hedges) less estimated future expenditures to be incurred in developing and producing the proved reserves, less any related income tax effects. In calculating future net revenues, current SEC regulations require us to utilize prices at the end of the appropriate quarterly period. Such prices are utilized except where different prices are fixed and determinable from applicable contracts for the remaining term of those contracts, including the effects of derivatives qualifying as cash flow hedges. Two primary factors impacting this test are reserve levels and current prices, and their associated impact on the present value of estimated future net revenues. Revisions to estimates of oil reserves and/or an increase or decrease in prices can have a material impact on the present value of estimated future net revenues. Any excess of the net book value, less deferred income taxes, is generally written off as an expense. Under SEC regulations, the excess above the ceiling is not expensed (or is reduced) if, subsequent to the end of the period, but prior to the release of the financial statements, oil prices increase sufficiently such that an excess above the ceiling would have been eliminated (or reduced) if the increased prices were used in the calculations.

The estimates of proved crude oil reserves utilized in the preparation of the financial statements are estimated in accordance with guidelines established by the SEC and the Financial Accounting Standards Board ("FASB"), which require that reserve estimates be prepared under existing economic and operating conditions using a 12-month average price with no provision for price and cost escalations in future years except by contractual arrangements. Actual results could differ materially from these estimates.

Long-Lived Assets

Impairment of long-lived assets is recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying value. The carrying value of the assets is then reduced to their estimated fair value that is usually measured based on an estimate of future discounted cash flows.

Asset Retirement Obligations

Asset retirement obligations relate to the plug and abandonment costs when our wells are no longer useful, and for the cost of removing related surface facilities. We determine the value of the liability by reviewing operator estimates and estimate the increase we will face in the future. We then discount the future value based on an intrinsic interest rate that is appropriate for us. If costs rise more than what we have expected there could be additional charges in the future, however, we monitor the costs of the abandoned wells quarterly and we will adjust this liability if necessary.

Net Profits Interest

A Net Profits Interest ("NPI") on the DEEP property calls for 40% of the net cash flow, as defined in the Assignment of Net Profit Interest (see Note 5 of the unaudited financial statements contained in this report), to be paid each month to the owner of the NPI. If net cash flow is negative, such losses carry forward to be deducted against future positive net cash flow. There is a minimum monthly payment of $1,985 (SCNRG's 66.67% share). Payments are required until SCNRG's NPI payments total between $231,345 and $238,285 (the actual maximum amount within this range dependent on when SCNRG satisfies its aggregate NPI payment obligations) has been paid on or before December 31, 2022. As of November 30, 2013, SCNRG has made NPI payments totaling $67,588.

Given its terminating nature, the discounted present value of the minimum monthly NPI payments, based on a discount rate of 10.0% per annum, was recorded as a liability at the December 1, 2009, acquisition date of the DEEP property.

Recently Issued Accounting Pronouncements

There are no recent accounting pronouncements that are expected to have a material effect on our financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as "special purpose entities" (SPEs).

Item 3   Quantitative and Qualitative Disclosures about Market Risk

Not required for a smaller reporting company.

Item 4Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures that is designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended ("Exchange Act"), is recorded, processed, summarized and reported, within the time specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this report, we have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated our disclosure controls and procedures and internal control over financial reporting and concluded that our disclosure controls and procedures were not effective as of November 30, 2013.

Management identified the following material weaknesses:

1.   Lack of an audit committee, comprised of independent directors, of our Board of Directors, and lack of independent directors on our Board.

2.   Inadequate number of accounting and finance personnel or consultants sufficiently trained to address some of the complex accounting and financial reporting matters that arise from time-to-time.

3.   Lack of control procedures and documentation thereof.

As we increase the size and scale of our operations, we intend to remediate the foregoing material weaknesses.

Changes in Internal Control over Financial Reporting

During the first quarter ended November 30, 2013, there were no changes in our internal control over financial reporting.

PART II

Item 1   Legal Proceedings

Punta Gorda Resources, LLC vs. Windsor Energy Us Corporation, et al., Case No. 56-2013-00440672-CU-BC-VTA, Superior Court of California, Ventura County. On June 4, 2013, Punta Gorda Resources, LLC (a wholly owned subsidiary of Hawker Energy, LLC) filed a complaint for specific performance, breach of contract and declaratory relief in the United States Bankruptcy Court against the named defendants seeking to compel them to transfer rights and interests provided in a Bankruptcy Court-approved Settlement Agreement concerning coastal lease PRC 145.1 just offshore Ventura County in the Rincon Field. The complaint was dismissed on procedural grounds and refiled by Punta Gorda in the Ventura County Superior Court. The Superior Court is in the process of addressing pleading challenges. No discovery has occurred and trial has not yet been scheduled. Although we intend to vigorously pursue Punta Gorda's rights in this case, the outcome of this matter is not determinable as of the date of this report.

Item 1A   Risk Factors

Not applicable.

Item 2 Unregistered Sales of Equity Securities and Use of Proceeds

On January 10, 2014, we closed a private placement of 3,600,000 "Units" for gross proceeds of $360,000. No commissions were paid or are payable. The price of each Unit was $0.10. Each Unit is comprised of one share of our common stock, together with a warrant to acquire an additional one-half share of our common stock on payment of $0.20 per share. The warrants expire five years from the closing date.

The issuances of the securities described above were made in reliance upon the exemption from registration available under Section 4(2) of the Securities Act of 1933, as amended ("Securities Act"), including Regulation D promulgated thereunder, as transactions not involving a public offering, or pursuant to Regulation S as transactions not requiring registration under Section 5 of the Securities Act. In transactions made in reliance on the exemption from registration, the exemption was claimed on the basis that those transactions did not involve any public offering and the purchasers in each offering were accredited or sophisticated and had sufficient access to the kind of information registration would provide. In transactions made in reliance on Regulation S, the safe harbor from registration was claimed on the basis that they involved an offshore transaction, no directed selling efforts were made in the United States and appropriate offering restrictions were implemented. In each case, appropriate investment representations were obtained and stock certificates were issued with restrictive legends.

Item 3 Defaults upon Senior Securities

None.

Item 4 **Mine Safety Disclosures**

N/A.

Item 5   Other Information

None.

Item 6   Exhibits

Number	Exhibit
10.1	Agreement and Plan of Reorganization dated September 18, 2013 (1)
10.2	Option Agreement dated October 15, 2013 (2)
10.3	Amended and Restated Option Agreement dated November 20, 2013 (3)
31.1	Certification of Principal Executive and Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Principal Executive and Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

(1) Incorporated by reference to Exhibit 10 of the Company's Current Report on Form 8-K dated September 23, 2013.
(2) Incorporated by reference to Exhibit 10 of the Company's Current Report on Form 8-K dated October 21, 2013.
(3) Incorporated by reference to Exhibit 10.1 of the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2013.
* Pursuant to applicable securities laws and regulations, we are deemed to have complied with the reporting obligation relating to the submission of interactive data files in such exhibits and are not subject to liability under any anti-fraud provisions of the federal securities laws as long as we have made a good faith attempt to comply with the submission requirements and promptly amend the interactive data files after becoming aware that the interactive data files fail to comply with the submission requirements. Users of this data are advised that, pursuant to Rule 406T, these interactive data files are deemed not filed and otherwise are not subject to liability.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sara Creek Gold Corp.

Date: January 13[_____], 2014   /s/ Darren Katic

Darren Katic
Chief Executive Officer (Principal Executive Officer) and Chief
Financial Officer (Principal Accounting and Financial Officer)

23

Exhibit 31.1

CERTIFICATION

I, Darren Katic, certify that:

1.   I have reviewed this quarterly report on Form 10-Q of Sara Creek Gold Corp.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   As the registrant's sole certifying officer, I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

   (b)   designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c)   evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d)   disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   As the registrant's sole certifying officer, I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: ~~January 13~~: [_____], 2014   /s/ Darren Katic
                                                _____
                                                Darren Katic
                                                Chief Executive Officer (Principal Executive Officer)
                                                and Chief Financial Officer (Principal Accounting and
                                                Financial Officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Quarterly Report of Sara Creek Gold Corp. (the "Company") on Form 10-Q for the quarter ended November 30, 2013, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Darren Katic, Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: ~~January 13~~[_____], 2014   /s/ Darren Katic
                                                _____
                                                Darren Katic
                                                Chief Executive Officer (Principal Executive Officer)
                                                and Chief Financial Officer (Principal Accounting and
                                                Financial Officer)